Rule 12g3-2(b)
File No. 82-1388

HINO
Hino Motors, Ltd.
Legal Department
General Administration Division
3-1-1, Hino-dai, Hino-shi
Tokyo 191-8660, Japan
FAX : +81-42-586-5167

08000547

January 28, 2008

SUPPL

Via EMS

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

PROCESSED
FEB 0 6 2008
THOMSON
FINANCIAL

Re: **Hino Motors, Ltd., File No. 82-1388**

Dear Sir or Madam:

By notice mailed September 17, 2007, Hino Motors, Ltd. (the "Company"), received from the Securities and Exchange Commission (the "SEC") confirmation that the Company was added to the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In compliance with Rule 12g3-2(b), attached as Annex A please find a list of the information which the Company, since December 18,2007, has made public pursuant to the laws of Japan, has filed with the Tokyo Stock Exchange, or has distributed to its security holders. The documents listed in Annex A are enclosed herewith.

In accordance with subparagraphs (4) and (5) of Rule 12g3-2(b), the documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to Rule 12g3-2(b) will be, furnished with the understanding that they shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that the furnishing of such documents pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with respect to the enclosed documents, please contact me at the address printed above.

Yours sincerely,

Hino Motors,Ltd.

Ryuji Katayama
Ryuji Katayama
General Manager
General Administration Division

Enclosures

Annex A

LIST OF DOCUMENTS OF HINO MOTORS, LTD.

1. Document No.1

   Press release dated December 18, 2007 regarding Guangzhou Automobile Group and Hino establish a joint venture in Guangzhou, China filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔English translation attached〕

2. Document No.2

   FY3/08 Semi-annual Securities Report (Consolidated and non-consolidated) dated December 20, 2007 for the six month period ended September 30,2007, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange 〔Brief description of the Japanese language document attached〕

3. Document No.3

   Confirmation of Fairness of FY3/08 Semi-annual Securities Report dated December 20, 2007. 〔English translation attached〕

RECEIVED

December 18, 2007

2008 FEB -4 A 9:

To Whom It May Concern:

Hino Motors, Ltd.
President, Member of the Board and Executive Officer: Shoji Kondo

(TSE1 · NSE1 Code Number: 7205)
Contact: Toshihisa Sakaki
Deputy General Manager
Corporate Communication Department
Corporate Planning Division
(Tel. 03-5419-9320)

Guangzhou Automobile Group and Hino establish a joint venture in Guangzhou, China

After receiving the formal approval of the Chinese government, Guangzhou Automobile Group Co., Ltd. (Guangzhou Automobile Group) and Hino Motors, Ltd. (Hino) have established a new joint venture, Guangqi Hino Motors Co., Ltd. (Guangqi Hino). As a joint capital investment, Guangqi Hino obtained the license from the related Chinese government department, for the production and sales of commercial vehicles.

For the development of commercial vehicles of Guangzhou Automobile Group and the business development of Hino in China, Guangqi Hino was established in line with the Chinese automobile industry development policy under the support of central government and the local governments of Guangzho and Shenyang cities. The establishment was based on reorganization of Guangzhou Yangcheng Automobile Co., Ltd. (a company invested in by Guangzhou Automobile Group) and Shenyang Shenfei Hino Automobile Manufacturing Co., (a company invested in by Hino). Guangqi Hino continues to produce Yangcheng Automobile's existing products at its present factory, and is constructing a new factory in Conghua, Guangzhou city, with plans to commence production in the middle of 2009.

The Guangzhou Automobile Group was established in 1997 and restructured into a corporation in 2005. Its major business activities are development, production, sales, and services related to vehicle and automobile parts. At present, Guangzhou Automobile Group directly or indirectly holds equity in several companies including Guangzhou Honda Automobile, Guangzhou Toyota Motor, Honda Automobile (China) and Guangqi Toyota Engine and manufactures passenger vehicles, commercial vehicles, car engines and major automobile parts.

Founded in 1910, Hino was established in 1942 and is now Toyota Group's commercial vehicle manufacturer. After forming a business tie-up with Toyota Motor Corporation in 1966, the company became a subsidiary of Toyota in 2001. In addition to its main products, which are trucks and buses, as well as various engines and parts, Hino has been consigned to manufacture Toyota Brand vehicles, and has an output of about 200,000 units per year. Hino has maintained the top share in the heavy and medium-duty truck market in Japan for 34 years consecutively. Exporting about 1,500

heavy-duty trucks to China per year, Hino is highly appreciated for its durability, economy and reliability.

Guangqi Hino aims to contribute to the development of the whole domestic truck industry in China by providing advanced emission gas technology, fuel efficiency technology and high quality products.

Guangzhou Automobile Group and Hino are scheduled to have an establishment ceremony of Guangqi Hino on December 24th.

Guangqi Hino's details are as follows:

Company Name	Guangqui Hino Motors Co., Ltd.
Headquarters	Pearl Industrial Park, Conghua, Guangzhou, Guangdong
Legal representative	Zeng Qinghong (Guangzhou Automobile Group)
Founded	November 28, 2007
Capital	1.5 billion Chinese Yuan
Shares	Guangzhou Automobile Group: 50%, Hino: 50%
Business	Development, design, production, sales, and after sales service of commercial vehicles, chassis, and parts, such as engines
Site area	1,060,000 ㎡
Number of employees	Approx. 900 (When Conghua Factory operates)

平成19年12月18日

各　位

会 社 名　日野自動車株式会社
代表者名　取締役社長　近藤 詔治
(コード番号 7205 東証・名証第1部)
問合せ先　総合企画部広報渉外室長
坂木 敏久
(TEL 03-5419-9320)

広汽集団と日野自動車、中国広州に合弁会社を設立

広州汽車集団股份有限公司(以下「広汽集団」)および日野自動車株式会社(以下「日野自動車」)は、共同出資による商用車生産・販売合弁会社「広汽日野自動車有限会社(以下「広汽日野」)」を設立した。中国政府関係部門の正式認可を経て、営業許可証を取得した。

広汽日野は、広汽集団の商用車事業および日野自動車の中国事業の発展のために、中央政府 および 広州市、瀋陽市等の各地方政府の支持の下、中国自動車産業発展政策に沿い、広州羊城汽車有限公司(広汽集団出資会社)および瀋陽瀋飛日野汽車製造有限公司(日野自動車出資会社)をベースとした再編、設立となる。羊城汽車の現有製品を継続生産するとともに、広州市従化に新工場を建設し、2009年年央の生産開始を目指す。

広汽集団は1997年に設立され、2005年に改編により株式会社となった。主要な事業は、自動車および部品の開発、製造、販売および関連サービス業務である。現在、広汽集団は、直接あるいは間接的に広州本田、広州トヨタ、本田汽車(中国)、広汽トヨタ発動機等の数十社の企業の持分を有する集団であり、乗用車、商用車、自動車用エンジンおよび主要自動車部品を生産している。

日野自動車は、トヨタグループの商用車メーカーであり、1910年創業、1942年設立、トヨタ自動車と1966年に業務提携、2001年に子会社となった。主要製品は、トラック、バス、各種エンジン、部品等であり、これに加えトヨタ自動車からトヨタブランドの車両を受託し、約20万台/年を生産している。日野自動車は日本の大中型トラック市場において、34 年間連続でトップシェアを獲得し続けている。また、中国向けには、大型トラックを約1,500台/年輸出しており、耐久性、経済性、および信頼性等で、中国で好評を博している。

広汽日野は、先進の排出ガス技術、省燃費技術、高品質な商品の提供により、中国国産商用車業界全体の発展に貢献する事を目指していく。

広汽集団および日野自動車は、12月24日に広汽日野の設立式典を予定している。

広汽日野の概要は以下のとおり。

会 社 名	広汽日野自動車有限会社 (英語名：GUANGQI HINO MOTORS CO.,LTD.)
所 在 地	広東省広州市従化明珠工業園区
法定代表	曾慶洪(広汽集団)
設立時期	2007 年 11 月 28 日
資本金	15 億元
出資比率	広汽集団 50%　日野自動車 50%
事業内容	商用車/シャシおよびエンジン等部品の開発・設計・生産・販売・アフターサービス
敷地面積	106 万㎡
従業員数	約 900 名(従化工場稼働時)

以上

(Summary)

Summary of earnings and others
(1) Earnings

During this semi-annual period, the Japanese economy continued to expand moderately thanks to growing capital investment and solid personal consumption amid strong corporate earnings.

In the Japanese market for heavy-and medium-duty trucks, Hino Motors' mainstay products, total demand fell by 13,000 units (23.5%) yoy to 43,000 units because the replacement demand that had persisted since FY2003 on diesel exhaust emission restrictions came to an end in the latter half of last fiscal year. In the market for light duty-trucks, total demand reached 46,000 units, down 21,000 units (31.7%) yoy.

Domestic sales of trucks and buses fell by 5,000 units (19.5%) yoy to 22,000 units reflecting the lacklustre Japanese market. On the other hand, overseas sales of trucks and buses achieved a record high for a semi-annual period of 30,000 units, up 6,000 units (25.2%) yoy, with contributions from higher sales in Southeast Asia and South and Central America. As a result, combined domestic and overseas sales of trucks and buses came to 52,000 units, in line with first-half FY3/07. Total OEM production for Toyota Motor Corporation, including the vehicles jointly developed and produced for Toyota Motor increased by 2,000 units (2.2%) yoy to 99,000 units thanks to robust Hilux Surf exports.

Consequently, sales in first-half FY3/08 reached ¥660,956 million (up ¥31,727 million, 5.0% yoy) lifted by higher sales volume both overseas and in Toyota-related operations. In terms of profits and losses, operating profit reached ¥24,721 million (up ¥3,371 million, 15.8% yoy) resulting from higher overseas sales volume, further rationalization such as lower material costs, and yen depreciation. Net profit in first-half FY3/08 rose by ¥956 million (8.4%) yoy to ¥12,282 million.

Segment earnings by regions are as follows:

Japan

Sales volume of Hino brand vehicles for export and OEM production for Toyota Motor Corporation, including the vehicles jointly developed and produced for Toyota Motor increased but domestic sales volume of trucks and buses fell. As a result, sales value in Japan decreased by ¥1,925 million (0.3%) yoy to ¥571,602 million and operating profit declined by ¥1,646 million (7.6%) yoy to ¥20,119 million.

Asia

Sales value rose by ¥30,759 million (47.6%) yoy to reach ¥95,327 million and operating profit increased by ¥3,308 million (3.4x) yoy to reach ¥4,684 million, thanks both to the increase in sales of trucks and buses and to the growth in the unit business for Toyota-brand vehicles in Thailand.

Other regions

Sales value increased by ¥22,333 million (49.6%) yoy to reach ¥67,326 million due to growth in the unit business for Toyota-brand vehicles in North America. In terms of profits and losses, operating loss below million yen was accounted as opposed to an operating loss of ¥1,365 million in first-half FY3/07.

Note. The Hino Group concentrates exclusively on business related to vehicle manufacturing and sales, so no segment information by business type is given in this report.

(2) Cashflow status

At the end of the consolidated accounting period for the first-half of FY07, cash and cash equivalents (hereafter called net cash) were partially eroded by factors such as expenditure on the purchase of fixed assets and a decline in interest-bearing liabilities. On the other hand, the total was lifted by first-half net income before corporate taxes and others, by depreciation expenses, and other factors. As a result, net cash rose by ¥4,613 million (16.5%) compared to the end of the previous consolidated accounting period to reach ¥32,567 million.

Cashflow from operating activities

In the FY07 semi-annual consolidated accounting term, net cash provided by operating activities increased by ¥38,487 million (11.8% yoy), mainly because of first-half net income before corporate taxes and others (¥21,019 million, 4.8% yoy) and depreciation expenses (¥24,321 million, 17.2% yoy).

Cashflow from investing activities

Net cash used in investing activities came to ¥21,831 million (-24.4% yoy) during this first half consolidated accounting period, primarily on the purchase of

production facilities and other tangible fixed assets at ¥19,904 million (-20.9% yoy).

Cash from financing activities

During this first half consolidated accounting period, net cash used in financing activities came to ¥12,100 million (+22.1% yoy). This was mainly because of the net increase in the value of commercial paper at ¥11,000 million (5.5x yoy) while the outlays on the repayment of long-term debt amounted to ¥22,272 million (5.8x yoy).

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成19年12月20日
【中間会計期間】	第96期中（自　平成19年４月１日　至　平成19年９月30日）
【会社名】	日野自動車株式会社
【英訳名】	HINO MOTORS, LTD.
【代表者の役職氏名】	取締役社長　　近藤　詔治
【本店の所在の場所】	東京都日野市日野台３丁目１番地１
【電話番号】	(042) 586 － 5111（代表）
【事務連絡者氏名】	経理部長　　福谷　宏介
【最寄りの連絡場所】	東京都日野市日野台３丁目１番地１
【電話番号】	(042) 586 － 5085
【事務連絡者氏名】	経理部長　　福谷　宏介
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社名古屋証券取引所 （愛知県名古屋市中区栄３丁目８番20号）

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

(1) 連結経営指標等

回次	第94期中	第95期中	第96期中	第94期	第95期
会計期間	自平成17年 ４月１日 至平成17年 ９月30日	自平成18年 ４月１日 至平成18年 ９月30日	自平成19年 ４月１日 至平成19年 ９月30日	自平成17年 ４月１日 至平成18年 ３月31日	自平成18年 ４月１日 至平成19年 ３月31日
売上高（百万円）	566,380	629,228	660,956	1,196,972	1,287,668
経常利益（百万円）	16,221	21,204	23,484	42,131	36,841
中間（当期）純利益（百万円）	13,169	11,325	12,282	28,704	20,059
純資産額（百万円）	254,238	296,400	312,812	277,005	305,964
総資産額（百万円）	837,712	908,975	916,323	912,916	907,977
１株当たり純資産額（円）	442.95	489.62	515.51	482.14	504.36
１株当たり中間（当期）純利益金額（円）	22.94	19.74	21.40	49.51	34.95
潜在株式調整後１株当たり中間（当期）純利益金額（円）	―	―	―	―	―
自己資本比率（％）	30.3	30.9	32.3	30.3	31.9
営業活動によるキャッシュ・フロー（百万円）	20,340	34,414	38,487	55,145	78,681
投資活動によるキャッシュ・フロー（百万円）	△10,603	△28,870	△21,831	△49,939	△56,873
財務活動によるキャッシュ・フロー（百万円）	△16,254	△9,911	△12,100	△7,706	△30,562
現金及び現金同等物の中間期末（期末）残高（百万円）	32,565	32,496	32,567	36,890	27,953
従業員数（人） ［外、平均臨時雇用人員］	22,006 [9,998]	23,063 [9,873]	24,390 [10,542]	22,298 [9,965]	23,472 [10,235]

(2) 提出会社の経営指標等

回次	第94期中	第95期中	第96期中	第94期	第95期
会計期間	自平成17年 4月1日 至平成17年 9月30日	自平成18年 4月1日 至平成18年 9月30日	自平成19年 4月1日 至平成19年 9月30日	自平成17年 4月1日 至平成18年 3月31日	自平成18年 4月1日 至平成19年 3月31日
売上高（百万円）	439,980	481,693	500,531	919,945	976,683
経常利益（百万円）	15,924	20,568	20,575	38,541	28,658
中間（当期）純利益（百万円）	10,194	11,393	13,175	21,783	16,501
資本金（百万円）	72,717	72,717	72,717	72,717	72,717
発行済株式総数（千株）	574,580	574,580	574,580	574,580	574,580
純資産額（百万円）	273,486	294,390	305,542	290,183	297,768
総資産額（百万円）	567,187	607,702	626,070	598,282	602,435
１株当たり純資産額（円）	476.30	512.76	532.26	505.10	518.67
１株当たり中間（当期）純利益金額（円）	17.75	19.84	22.95	37.63	28.74
潜在株式調整後１株当たり中間（当期）純利益金額（円）	―	―	―	―	―
１株当たり配当額（円）	4.00	4.00	5.00	9.00	9.00
自己資本比率（％）	48.2	48.4	48.8	48.5	49.4
従業員数（人） ［外、平均臨時雇用人員］	9,294 [5,302]	9,770 [5,433]	10,206 [5,036]	9,507 [5,603]	9,980 [4,770]

（注）１．△印は、減少を示す。

２．売上高には、消費税等は含まれていない。

３．潜在株式調整後１株当たり中間（当期）純利益金額については、連結情報・提出会社情報ともに新株予約権付社債等潜在株式がないため、記載していない。

４．第95期中より「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号　平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号　平成17年12月９日）を適用している。

2【事業の内容】

当中間連結会計期間において、当社グループ（当社及び当社の関係会社）が営む事業の内容について、重要な変更はない。また、主要な関係会社における異動もない。

当社グループは、当社、親会社、子会社72社、関連会社27社で構成され、トラック・バスの製造販売及びトヨタ自動車株式会社からの受託生産を主な内容とし、更に事業に関連する製品の開発、設計及びその他のサービス等の事業活動を展開している。

事業の系統図及び主要な会社名は次のとおりである。



得　意　先
トラック・バス
トラック・バス
受　託　車
国内販売会社（32社）
（子会社）
東京日野自動車㈱
大阪日野自動車㈱
九州日野自動車㈱
横浜日野自動車㈱
千葉日野自動車㈱
神戸日野自動車㈱
北海道日野自動車㈱
静岡日野自動車㈱
長野日野自動車㈱
京滋日野自動車㈱　他16社
（関連会社）
広島日野自動車㈱
石川日野自動車㈱　他４社
海外生産・販売会社（16社）
（子会社）
日野モータース マニュファクチャリング タイランド㈱
日野モータース マニュファクチャリング U.S.A.㈱
日野モータース セールス タイランド㈱
日野モーター セールス オーストラリア㈱
日野モータース セールス インドネシア㈱
日野モータース マニュファクチャリング インドネシア㈱
日野モータース セールス U.S.A.㈱
日野パック モータース㈱
日野モータース マレーシア㈱
日野モータース カナダ㈱　他５社
（関連会社）
瀋陽瀋飛日野㈱
国内及び輸出販売（１社）
（親会社）
トヨタ自動車㈱
車両・部品
KD梱包、[1社]
（関連会社）
岡本物流㈱
車両・部品等
日　野　自　動　車　㈱
組立・架装
部　品
組立・架装メーカー（２社）
（子会社）㈱トランテックス
（関連会社）ジェイ・バス㈱
鋳鍛造部品メーカー（３社）
（子会社）福島製鋼㈱、理研鍛造㈱、㈱吉沢鉄工所
機械加工部品メーカー（３社）
（子会社）㈱ソーシン、明友機工㈱
（関連会社）㈱工進精工所
プレス部品メーカー（１社）
（子会社）㈱武部鉄工所
完成部品メーカー（４社）
（関連会社）澤藤電機㈱、三共ラヂエーター㈱　他２社
その他（37社）
（子会社）㈱ニッショー（部品・用品販売）
日野通商㈱［部品販売・保険代理業］他22社
（関連会社）千代田運輸㈱　他12社

3【関係会社の状況】

当中間連結会計期間において、重要な関係会社の異動はない。

4【従業員の状況】

(1) 連結会社の状況

当中間連結会計期間の連結会社における従業員数は、24,390名（平成19年９月30日現在）である。

（注）１．従業員数は就業人員（当社グループからグループ外への出向者を除き、グループ外から当社グループへの出向者を含む。）である。

２．臨時従業員（嘱託、期間従業員、パート、学園生、派遣社員等）の総数は、10,542名である。

３．当社グループは、自動車の製造及び販売に関連した事業のみであるため、事業の種類別セグメント情報は記載していない。

(2) 提出会社の状況

当中間会計期間の提出会社における従業員数は、10,206名（平成19年９月30日現在）である。

（注）１．従業員数は就業人員（当社から社外への出向者を除き、社外から当社への出向者を含む。）である。

２．臨時従業員（嘱託、期間従業員、パート、学園生、派遣社員）の総数は、5,036名である。

(3) 労働組合の状況

当中間連結会計期間において、労使関係について特に記載すべき事項はない。

第２【事業の状況】

１【業績等の概要】

(1) 業績

当中間連結会計期間における我が国経済は、高水準な企業収益のもと、設備投資の増加と堅調な個人消費により、景気は緩やかな拡大基調で推移した。

当社主力製品の国内普通（大型・中型）トラック市場については、平成15年度から続いていたディーゼル排出ガス規制による代替需要が昨年度後半に収束したことから総需要は43千台と前中間連結会計期間に比べ13千台（△23.5%）減少した。小型トラック市場においても総需要は、46千台と前中間連結会計期間に比べ21千台（△31.7%）の減少となった。

国内トラック・バスの売上台数については、国内市場の低迷により22千台と前中間連結会計期間に比べ5千台（△19.5%）減少した。一方、海外トラック・バスの売上台数については、東南アジア及び中南米で売上台数を伸ばしたことにより半期として過去最高となる30千台に達し、前中間連結会計期間を6千台（25.2%）上回った。その結果、国内・海外を合わせたトラック・バスの総売上台数は、前中間連結会計期間並みの52千台となった。また、トヨタ自動車株式会社からの受託車については、輸出向け「ハイラックスサーフ」が好調により総生産台数は、99千台と前中間連結会計期間に比べ2千台（2.2%）増加した。

以上の結果、当中間連結会計期間においては、海外及びトヨタ事業で売上台数を伸ばしたことにより、売上高は6,609億56百万円と前中間連結会計期間に比べ317億27百万円（5.0%）の増収となった。また、損益面においては、海外売上台数の増加と資材費値下げ等の合理化の推進及び為替円安により、営業利益は247億21百万円と前中間連結会計期間に比べ33億71百万円（15.8%）の増益となった。また、中間純利益は122億82百万円と前中間連結会計期間に比べ9億56百万円（8.4%）の増益となった。

所在地別セグメントの業績は、次のとおりである。

（日本）

日野ブランドの輸出車の売上台数及びトヨタ自動車株式会社からの受託車の生産台数は増加したが、国内トラック・バスの売上台数が減少したことにより、売上高は5,716億2百万円と前中間連結会計期間に比べ19億25百万円（△0.3%）減少し、営業利益は201億19百万円と前中間連結会計期間に比べ16億46百万円（△7.6%）減少した。

（アジア）

トラック・バスの売上台数が増加したこと及び、タイにおけるトヨタブランド車向けユニット事業が拡大したことにより、売上高は953億27百万円と前中間連結会計期間に比べ307億59百万円（47.6%）増加し、営業利益は46億84百万円と前中間連結会計期間に比べ33億8百万円増加（3.4倍）した。

（その他の地域）

北米におけるトヨタブランド車向けユニット事業が拡大したこと等により、売上高は673億26百万円と前中間連結会計期間に比べ223億33百万円（49.6%）増加した。また、損益面においては、0百万円の営業損失（前中間連結会計期間は13億65百万円の営業損失）となった。

(注) 当社グループは、自動車の製造及び販売に関連した事業のみであるため、事業の種類別セグメント情報の記載を省略している。

(2) キャッシュ・フローの状況
当中間連結会計期間末における現金及び現金同等物（以下、「資金」という。）は、固定資産の取得による支出、有利子負債の減少等の要因により一部相殺されたものの、税金等調整前中間純利益及び減価償却費の計上等により、前連結会計年度末に比べ46億13百万円（16.5%）増加し、325億67百万円となった。

（営業活動によるキャッシュ・フロー）
当中間連結会計期間における営業活動による資金の増加は、384億87百万円（前年同期比11.8%増）となった。これは主に、税金等調整前中間純利益の計上が210億19百万円（同4.8%増）及び減価償却費の計上が243億21百万円（同17.2%増）あったことによるものである。

（投資活動によるキャッシュ・フロー）
当中間連結会計期間における投資活動による資金の減少は、218億31百万円（同24.4%減）となった。これは主に、生産設備を中心とした有形固定資産の取得による支出が199億4百万円（同20.9%減）あったことによるものである。

（財務活動によるキャッシュ・フロー）
当中間連結会計期間における財務活動による資金の減少は、121億円（同22.1%増）となった。これは主に、コマーシャルペーパーの純増加額が110億円（同5.5倍）あった一方で、長期借入金の返済による支出が222億72百万円（同5.8倍）あったことによるものである。

2【生産、受注及び販売の状況】

(1) 生産実績
当中間連結会計期間における生産実績は次のとおりである。

区分	生産高	前年同期比（%）
トラック・バス（台）	53,804	+2.9
受託車		
車両（台）	98,573	+2.2
海外生産用部品他（百万円）	2,951	+33.6
エンジン（基）	12,389	△0.5
補給部品他（百万円）	63,328	△1.2

（注）　金額は標準卸売価格による。

(2) 受注状況
当社グループは国内及び海外の販売実績及び販売見込み等の資料を基礎として見込生産を行っている。
なお、受託車についてはトヨタ自動車株式会社より受託生産している。

(3) 販売実績

当中間連結会計期間における販売実績は次のとおりである。

区分			販売高	前年同期比（%）
	国内	台数（台）	22,119	△19.5
		金額（百万円）	153,715	△18.5
	海外	台数（台）	30,334	+25.2
		金額（百万円）	128,992	+37.7
トラック・バス計		台数（台）	52,453	+1.5
		金額（百万円）	282,708	+0.2
	車両	台数（台）	98,573	+2.2
		金額（百万円）	175,024	+6.3
	海外生産用部品他	金額（百万円）	2,951	+33.6
受託車計		金額（百万円）	177,975	+6.7
	国内	金額（百万円）	23,677	△5.1
	海外	金額（百万円）	9,762	+48.4
補給部品計		金額（百万円）	33,440	+6.1
	国内	金額（百万円）	79,208	△6.9
	海外	金額（百万円）	8,448	+43.6
	トヨタ	金額（百万円）	79,175	+37.0
その他計		金額（百万円）	166,831	+12.2
合計		金額（百万円）	660,956	+5.0

(注) 主な相手先別の販売実績及び総販売実績に対する割合は、次のとおりである。

相手先	前中間連結会計期間		当中間連結会計期間	
	販売高（百万円）	割合（%）	販売高（百万円）	割合（%）
トヨタ自動車㈱	184,573	29.3	192,125	29.1

3【対処すべき課題】

当中間連結会計期間において、当社グループが対処すべき課題について、重要な変更はない。

4【経営上の重要な契約等】

(1) 中国の広州汽車集団股份有限公司との合弁契約締結

当社は、中国において、商用車、シャシ及びエンジン等部品の開発・設計・生産・販売・アフターサービスを行うことを目的とし、中国で自動車製造・販売等を主要事業とする広州汽車集団股份有限公司と合弁会社を設立する合弁契約を平成19年8月10日に調印した。

5【研究開発活動】

当社グループは、「環境／エネルギー／安全のフロントランナー」をキーワードとし、「世界中のお客様のために」及び「人と環境にやさしいトラック・バスづくり」の基本姿勢のもと排出ガス低減・燃費向上・安全性向上を研究開発の優先テーマと捉え、高い競争力を維持するために時代の変化を先取りする「価値づくり」に積極的に取り組んでいる。

最近の主な成果

1）新開発エンジン「A09C」を搭載することで、大型トラックの軽量・低燃費エンジンシリーズを一新した。
“低排出ガス重量車”の中でも最高ランクの“新長期排出ガス規制値比NOx・PM10%低減”適合車にする一方、主力車型は重量車の“平成27年度燃費基準”も達成している。

2）「平成17年（新長期）排出ガス規制」又は「低排出ガス重量車（NOx・PM10%低減）基準」のいずれかに適合した車種を拡大させた。又、重量車の“平成27年度燃費基準”に適合した車種を拡大した。

3）安全性向上策の一環として大型トラックに追突被害軽減ブレーキシステム「プリクラッシュセーフティ」装着車のラインナップを拡大した。

［最近の新製品］

①大型トラック「日野プロフィア」の軽量・低燃費エンジンシリーズに、新開発エンジン「A09C」を搭載し、平成17年(新長期)排出ガス規制適合車として4月9日より発売を開始した。

②小型トラック「日野デュトロ」のガソリン車・LPG車及びディーゼルDPNR搭載車を平成17年(新長期)排出ガス規制に適合させ、5月9日より発売を開始した。

③中型観光バス「日野メルファ」・中型路線バス「日野レインボー」・小型バス「日野リエッセ」の各シリーズを平成17年(新長期)排出ガス規制に適合させ、6月5日より発売を開始した。

④大型トラック「日野プロフィア」の追突被害軽減ブレーキシステム「プリクラッシュセーフティ」装着車のラインナップを拡大して7月9日より発売を開始した。

⑤大型トラック「日野プロフィア」の軽量・低燃費エンジン「A09C」搭載車シリーズにドライバーの負担を軽減しエンジンの燃費性能を最大限に引き出すセミオートマチックトランスミッション「Pro Shift 12」装着車両を新規設定して、7月13日より発売を開始した。

⑥大型ハイブリッド路線バス「日野ブルーリボンシティハイブリッド」を重量車の“平成27年度燃費基準”に適合させ7月18日より発売を開始した。

⑦小型ノンステップバス「日野ポンチョ」は平成18年に平成17年(新長期)排出ガス規制適合車として発売していたが、“低排出ガス重量車(NOx・PM10%低減)”基準の設定に伴い改めて認可を取得し直し、7月18日発売を開始した。

⑧小型バス「日野リエッセⅡ」を平成17年(新長期)排出ガス規制に適合させ、7月24日より発売を開始した。

⑨大型路線バス「日野ブルーリボンⅡ」シリーズの高出力車、ならびに中型路線バス「日野レインボーⅡ」シリーズを平成17年(新長期)排出ガス規制に適合させ、8月29日より発売を開始した。

⑩大型トラクター「日野スカニア」シリーズを平成17年(新長期)排出ガス規制に適合させ、9月21日より発売を開始した。

以上、当中間連結会計期間の研究開発費の総額は、185億9百万円である。

(注) 当社グループは、自動車の製造及び販売に関連した事業のみであるため、事業の種類別セグメント情報は記載していない。

第３【設備の状況】

１【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はない。

２【設備の新設、除却等の計画】

(1) 当中間連結会計期間中に完成した主要な設備は、次のとおりである。

提出会社

事業所名（所在地）	設備の内容	取得価額（百万円）	完成年月
日野工場(東京都日野市)	大中型トラック・エンジン生産設備	2,981	平成19年４月～９月
羽村工場(東京都羽村市)	小型トラック・受託車両生産設備	8,921	〃
新田工場(群馬県太田市)	エンジン・部品生産設備	5,717	〃

(2) 当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却等について、重要な変更はない。また、新たに確定した重要な設備の新設、除却等の計画はない。

第4【提出会社の状況】

1【株式等の状況】

(1)【株式の総数等】

①【株式の総数】

種類	発行可能株式総数(株)
普通株式	1,400,000,000
計	1,400,000,000

②【発行済株式】

種類	中間会計期間末現在発行数(株)(平成19年9月30日)	提出日現在発行数(株)(平成19年12月20日)	上場金融商品取引所名又は登録認可金融商品取引業協会名	内容
普通株式	574,580,850	574,580,850	東京証券取引所(市場第1部) 名古屋証券取引所(市場第1部)	—
計	574,580,850	574,580,850	—	—

(2)【新株予約権等の状況】

該当事項はない。

(3)【ライツプランの内容】

該当事項はない。

(4)【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数(千株)	発行済株式総数残高(千株)	資本金増減額(百万円)	資本金残高(百万円)	資本準備金増減額(百万円)	資本準備金残高(百万円)
平成19年4月1日～平成19年9月30日	—	574,580	—	72,717	—	64,307

(5) 【大株主の状況】

平成19年9月30日現在

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（%）
トヨタ自動車株式会社	愛知県豊田市トヨタ町1	287,897	50.1
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町2－11－3	23,219	4.0
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海1－8－11	20,188	3.5
日本トラスティ・サービス信託銀行株式会社（中央三井信託銀行退職給付信託口）	東京都中央区晴海1－8－11	10,031	1.7
東京海上日動火災保険株式会社	東京都千代田区丸の内1－2－1	6,104	1.1
株式会社竹中工務店	大阪府大阪市中央区本町4－1－13	5,562	1.0
日本トラスティ・サービス信託銀行株式会社（信託口4）	東京都中央区晴海1－8－11	5,318	0.9
株式会社永坂産業	東京都中央区京橋1－10－1	4,255	0.7
日清紡績株式会社	東京都中央区日本橋人形町2－31－11	4,079	0.7
指定単受託者三井アセット信託銀行株式会社1口	東京都中央区晴海1－8－11	4,021	0.7
計	－	370,675	64.5

（注）1．上記所有株式のうち、信託業務に係る株式数は次のとおりである。

日本マスタートラスト信託銀行株式会社（信託口）	23,219千株
日本トラスティ・サービス信託銀行株式会社（信託口）	20,188千株
日本トラスティ・サービス信託銀行株式会社（中央三井信託銀行退職給付信託口）	10,031千株
日本トラスティ・サービス信託銀行株式会社（信託口4）	5,318千株
指定単受託者三井アセット信託銀行株式会社1口	4,021千株

2．ボストン・カンパニー・アセット・マネジメント・エルエルシーから、平成19年10月19日付けで提出された大量保有報告書、変更報告書の写しの送付があり、平成19年7月23日現在で以下の株式を所有している旨の報告を受けたが、当社として当中間会計期間末時点における実質所有株式数の確認ができないので、上記大株主の状況には含めていない。

なお、その大量保有報告書等の写しの内容は次のとおりである。

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（%）
ボストン・カンパニー・アセット・マネジメント・エルエルシー	アメリカ合衆国、マサチューセッツ州 02108－4408、ボストン、ワン・ボストン・プレイス、メロン・フィナンシャル・センター	26,583	4.6

(6) 【議決権の状況】

① 【発行済株式】

平成19年９月30日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	－	－	－
議決権制限株式（自己株式等）	－	－	－
議決権制限株式（その他）	－	－	－
完全議決権株式（自己株式等）	［自己保有株式］ 普通株式 530,000	－	権利内容に何ら限定のない、当社における標準となる株式
	［相互保有株式］ 普通株式 458,000	－	同上
完全議決権株式（その他）	普通株式 571,884,000	571,878	同上
単元未満株式	普通株式 1,708,850	－	同上
発行済株式総数	574,580,850	－	－
総株主の議決権	－	571,878	－

(注) 「完全議決権株式（その他）」欄には、証券保管振替機構名義の株式が6,000株含まれている。なお、「議決権の数」欄には、同機構名義の完全議決権株式に係る議決権の数６個が含まれていない。

②【自己株式等】

平成19年９月30日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（%）
（自己保有株式）					
日野自動車㈱	東京都日野市日野台３－１－１	530,000	－	530,000	0.09
（相互保有株式）					
広島日野自動車㈱	広島県安芸郡坂町北新地１－２－59	60,000	－	60,000	0.01
山梨日野自動車㈱	山梨県甲府市酒折１－２－10	52,000	－	52,000	0.01
徳島日野自動車㈱	徳島県板野郡松茂町笹木野字八北開拓203－１	30,000	－	30,000	0.01
石川日野自動車㈱	石川県金沢市南森本町へ75－１	27,000	－	27,000	0.00
㈱ホリキリ	千葉県八千代市上高野1827－４	133,000	－	133,000	0.02
澤藤電機㈱	東京都練馬区豊玉北６－15－14	93,000	－	93,000	0.02
千代田運輸㈱	東京都日野市日野台１－21－１	40,000	－	40,000	0.01
埼玉機器㈱	埼玉県さいたま市中央区下落合７－１－３	23,000	－	23,000	0.00
計	－	988,000	－	988,000	0.17

２【株価の推移】

【当該中間会計期間における月別最高・最低株価】

月別	平成19年４月	平成19年５月	平成19年６月	平成19年７月	平成19年８月	平成19年９月
最高（円）	680	697	742	839	851	921
最低（円）	615	646	674	733	702	775

（注）最高・最低株価は、東京証券取引所市場第１部におけるものである。

３【役員の状況】

前事業年度の有価証券報告書の提出日後、当半期報告書の提出日までにおいて、役員の異動はない。

第５【経理の状況】

１．中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。）に基づいて作成している。

なお、前中間連結会計期間（平成18年４月１日から平成18年９月30日まで）は、改正前の中間連結財務諸表規則に基づき、当中間連結会計期間（平成19年４月１日から平成19年９月30日まで）は、改正後の中間連結財務諸表規則に基づいて作成している。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。）に基づいて作成している。

なお、前中間会計期間（平成18年４月１日から平成18年９月30日まで）は、改正前の中間財務諸表等規則に基づき、当中間会計期間（平成19年４月１日から平成19年９月30日まで）は、改正後の中間財務諸表等規則に基づいて作成している。

２．監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間（平成18年４月１日から平成18年９月30日まで）の中間連結財務諸表、及び前中間会計期間（平成18年４月１日から平成18年９月30日まで）の中間財務諸表について、並びに、金融商品取引法第193条の２第１項の規定に基づき、当中間連結会計期間（平成19年４月１日から平成19年９月30日まで）の中間連結財務諸表、及び当中間会計期間（平成19年４月1日から平成19年９月30日まで）の中間財務諸表について、あらた監査法人による中間監査を受けている。

1【中間連結財務諸表等】

(1)【中間連結財務諸表】

①【中間連結貸借対照表】

		前中間連結会計期間末 (平成18年9月30日)			当中間連結会計期間末 (平成19年9月30日)			前連結会計年度の 要約連結貸借対照表 (平成19年3月31日)		
区分	注記 番号	金額(百万円)		構成比 (%)	金額(百万円)		構成比 (%)	金額(百万円)		構成比 (%)
(資産の部)										
Ⅰ 流動資産										
1 現金及び預金			33,165			33,123			28,696	
2 受取手形及び売掛金	※2 ※3		262,041			253,078			264,141	
3 たな卸資産	※2		100,819			108,275			93,534	
4 繰延税金資産			14,539			16,487			14,844	
5 その他			16,130			14,636			14,498	
6 貸倒引当金			△ 4,334			△ 3,937			△ 4,053	
流動資産合計			422,360	46.5		421,664	46.0		411,662	45.3
Ⅱ 固定資産										
1 有形固定資産	※1 ※2									
建物及び構築物		102,050			109,203			109,157		
機械装置及び運搬具		94,675			114,241			105,478		
土地		95,351			95,964			96,067		
その他		61,728	353,806		35,805	355,214		44,275	354,979	
2 無形固定資産			19,438			24,166			22,385	
3 投資その他の資産										
投資有価証券	※2	102,057			104,610			108,412		
繰延税金資産		2,438			3,061			2,744		
その他		16,305			13,372			13,692		
貸倒引当金		△ 7,431	113,369		△ 5,765	115,278		△ 5,898	118,950	
固定資産合計			486,615	53.5		494,659	54.0		496,315	54.7
資産合計			908,975	100.0		916,323	100.0		907,977	100.0

区分	注記番号	前中間連結会計期間末 (平成18年9月30日) 金額(百万円)		構成比(%)	当中間連結会計期間末 (平成19年9月30日) 金額(百万円)		構成比(%)	前連結会計年度の要約連結貸借対照表 (平成19年3月31日) 金額(百万円)		構成比(%)
(負債の部)										
I 流動負債										
1 支払手形及び買掛金	※3		192,992			192,549			192,049	
2 短期借入金	※2		178,558			162,161			163,718	
3 コマーシャルペーパー			39,000			50,000			39,000	
4 賞与引当金			4,382			4,440			4,383	
5 製品保証引当金			8,148			10,652			10,633	
6 その他			68,410			76,178			66,921	
流動負債合計			491,492	54.1		495,982	54.1		476,705	52.5
II 固定負債										
1 長期借入金	※2		44,880			24,948			43,842	
2 繰延税金負債			17,332			14,679			17,181	
3 土地再評価に係る繰延税金負債			3,732			3,732			3,732	
4 退職給付引当金			35,602			36,567			36,639	
5 役員退職慰労引当金			—			2,396			—	
6 その他			19,534			25,204			23,912	
固定負債合計			121,082	13.3		107,529	11.8		125,307	13.8
負債合計			612,575	67.4		603,511	65.9		602,013	66.3

区分	注記番号	前中間連結会計期間末（平成18年９月30日）			当中間連結会計期間末（平成19年９月30日）			前連結会計年度の要約連結貸借対照表（平成19年３月31日）		
		金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（純資産の部）										
Ⅰ　株主資本										
1　資本金			72,717	8.0		72,717	7.9		72,717	8.0
2　資本剰余金			64,307	7.0		64,327	7.0		64,309	7.1
3　利益剰余金			113,629	12.5		129,437	14.1		120,026	13.2
4　自己株式			△　300	△0.0		△　357	△0.0		△　325	△0.0
株主資本合計			250,353	27.5		266,125	29.0		256,728	28.3
Ⅱ　評価・換算差額等										
1　その他有価証券評価差額金			32,590	3.6		30,249	3.3		33,388	3.7
2　繰延ヘッジ損益			△　0	△0.0		－	－		－	－
3　土地再評価差額金			1,507	0.2		1,547	0.2		1,547	0.2
4　為替換算調整勘定			△ 3,452	△0.4		△ 2,083	△0.2		△ 2,222	△0.3
評価・換算差額等合計			30,645	3.4		29,712	3.3		32,713	3.6
Ⅲ　少数株主持分			15,401	1.7		16,974	1.8		16,522	1.8
純資産合計			296,400	32.6		312,812	34.1		305,964	33.7
負債純資産合計			908,975	100.0		916,323	100.0		907,977	100.0

② 【中間連結損益計算書】

区分	注記番号	前中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日) 金額(百万円)		百分比(%)	当中間連結会計期間 (自 平成19年4月1日 至 平成19年9月30日) 金額(百万円)		百分比(%)	前連結会計年度の要約連結損益計算書 (自 平成18年4月1日 至 平成19年3月31日) 金額(百万円)		百分比(%)
Ⅰ 売上高			629,228	100.0		660,956	100.0		1,287,668	100.0
Ⅱ 売上原価			537,834	85.5		562,962	85.2		1,105,994	85.9
売上総利益			91,393	14.5		97,993	14.8		181,674	14.1
Ⅲ 販売費及び一般管理費										
1 給与諸手当		17,942			18,404			38,679		
2 製品保証引当金繰入額		8,148			10,652			10,633		
3 賞与引当金繰入額		3,005			2,975			2,982		
4 退職給付費用		1,221			1,438			3,169		
5 役員退職慰労引当金繰入額		—			362			—		
6 貸倒引当金繰入額		79			33			—		
7 その他		39,647	70,043	11.1	39,405	73,272	11.1	89,507	144,972	11.2
営業利益			21,350	3.4		24,721	3.7		36,701	2.9
Ⅳ 営業外収益										
1 受取利息		631			801			1,409		
2 受取配当金		1,523			906			1,822		
3 持分法による投資利益		165			251			1,219		
4 為替差益		237			142			684		
5 雑収入		1,131	3,690	0.6	772	2,875	0.5	2,293	7,430	0.6
Ⅴ 営業外費用										
1 支払利息		2,487			2,633			5,076		
2 雑支出		1,349	3,836	0.6	1,478	4,112	0.6	2,214	7,290	0.6
経常利益			21,204	3.4		23,484	3.6		36,841	2.9

区分	注記番号	前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日) 金額（百万円）		百分比(%)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日) 金額（百万円）		百分比(%)	前連結会計年度の要約連結損益計算書 (自　平成18年4月1日 至　平成19年3月31日) 金額（百万円）		百分比(%)
Ⅵ　特別利益										
1　固定資産売却益	※1	78			1,101			577		
2　投資有価証券等売却益		176			18			310		
3　その他		153	407	0.1	61	1,180	0.2	454	1,342	0.1
Ⅶ　特別損失										
1　固定資産売廃却損	※2	699			459			1,793		
2　固定資産減損損失		243			34			243		
3　過年度役員退職慰労引当金繰入額		—			2,494			—		
4　その他		621	1,564	0.3	657	3,645	0.6	1,603	3,640	0.3
税金等調整前中間（当期）純利益			20,048	3.2		21,019	3.2		34,542	2.7
法人税、住民税及び事業税		8,265			10,620			14,119		
法人税等調整額		157	8,422	1.3	△2,252	8,368	1.3	△678	13,441	1.0
少数株主利益			299	0.1		369	0.0		1,042	0.1
中間（当期）純利益			11,325	1.8		12,282	1.9		20,059	1.6

③【中間連結株主資本等変動計算書】

前中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年３月31日　残高（百万円）	72,717	64,307	105,702	△ 289	242,437
中間連結会計期間中の変動額					
剰余金の配当（注）			△ 2,870		△ 2,870
役員賞与の支給（注）			△ 323		△ 323
土地再評価差額金の取崩			21		21
中間純利益			11,325		11,325
自己株式の取得				△ 16	△ 16
持分法の適用範囲の変動			△ 227	5	△ 221
株主資本以外の項目の中間連結会計期間中の変動額（純額）					
中間連結会計期間中の変動額合計（百万円）	−	−	7,926	△ 10	7,915
平成18年９月30日　残高（百万円）	72,717	64,307	113,629	△ 300	250,353

	評価・換算差額等					少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計		
平成18年３月31日　残高（百万円）	37,006	−	1,529	△ 3,966	34,568	15,164	292,170
中間連結会計期間中の変動額							
剰余金の配当（注）							△ 2,870
役員賞与の支給（注）							△ 323
土地再評価差額金の取崩							21
中間純利益							11,325
自己株式の取得							△ 16
持分法の適用範囲の変動							△ 221
株主資本以外の項目の中間連結会計期間中の変動額（純額）	△ 4,415	△ 0	△ 21	514	△ 3,922	236	△ 3,686
中間連結会計期間中の変動額合計（百万円）	△ 4,415	△ 0	△ 21	514	△ 3,922	236	4,229
平成18年９月30日　残高（百万円）	32,590	△ 0	1,507	△ 3,452	30,645	15,401	296,400

（注）平成18年６月の定時株主総会における利益処分項目である。

当中間連結会計期間（自　平成19年４月１日　至　平成19年９月30日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成19年３月31日　残高（百万円）	72,717	64,309	120,026	△　325	256,728
中間連結会計期間中の変動額					
剰余金の配当			△　2,870		△　2,870
中間純利益			12,282		12,282
自己株式の取得				△　34	△　34
自己株式の処分		17		1	19
株主資本以外の項目の中間連結会計期間中の変動額（純額）					
中間連結会計期間中の変動額合計（百万円）	－	17	9,411	△　32	9,396
平成19年９月30日　残高（百万円）	72,717	64,327	129,437	△　357	266,125

	評価・換算差額等				少数株主持分	純資産合計
	その他有価証券評価差額金	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計		
平成19年３月31日　残高（百万円）	33,388	1,547	△　2,222	32,713	16,522	305,964
中間連結会計期間中の変動額						
剰余金の配当						△　2,870
中間純利益						12,282
自己株式の取得						△　34
自己株式の処分						19
株主資本以外の項目の中間連結会計期間中の変動額（純額）	△　3,138	－	138	△　3,000	452	△　2,548
中間連結会計期間中の変動額合計（百万円）	△　3,138	－	138	△　3,000	452	6,848
平成19年９月30日　残高（百万円）	30,249	1,547	△　2,083	29,712	16,974	312,812

前連結会計年度の連結株主資本等変動計算書（自　平成18年４月１日　至　平成19年３月31日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年３月31日　残高（百万円）	72,717	64,307	105,702	△　289	242,437
連結会計年度中の変動額					
剰余金の配当（注１）			△　5,167		△　5,167
役員賞与の支給（注２）			△　323		△　323
土地再評価差額金の取崩			△　18		△　18
当期純利益			20,059		20,059
自己株式の取得				△　42	△　42
自己株式の処分		2		1	3
持分法の適用範囲の変動			△　227	5	△　221
株主資本以外の項目の連結会計年度中の変動額（純額）					
連結会計年度中の変動額合計（百万円）	－	2	14,323	△　35	14,290
平成19年３月31日　残高（百万円）	72,717	64,309	120,026	△　325	256,728

	評価・換算差額等				少数株主持分	純資産合計
	その他有価証券評価差額金	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計		
平成18年３月31日　残高（百万円）	37,006	1,529	△　3,966	34,568	15,164	292,170
連結会計年度中の変動額						
剰余金の配当（注１）						△　5,167
役員賞与の支給（注２）						△　323
土地再評価差額金の取崩						△　18
当期純利益						20,059
自己株式の取得						△　42
自己株式の処分						3
持分法の適用範囲の変動						△　221
株主資本以外の項目の連結会計年度中の変動額（純額）	△　3,617	18	1,744	△　1,855	1,358	△　496
連結会計年度中の変動額合計（百万円）	△　3,617	18	1,744	△　1,855	1,358	13,793
平成19年３月31日　残高（百万円）	33,388	1,547	△　2,222	32,713	16,522	305,964

（注１）平成18年６月の定時株主総会における利益処分の金額を含んでおり、その金額は2,870百万円である。

（注２）平成18年６月の定時株主総会における利益処分項目である。

④【中間連結キャッシュ・フロー計算書】

		前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前連結会計年度の要約連結キャッシュ・フロー計算書 (自　平成18年4月1日 至　平成19年3月31日)
区分	注記番号	金額（百万円）	金額（百万円）	金額（百万円）
Ⅰ 営業活動によるキャッシュ・フロー				
税金等調整前中間（当期）純利益		20,048	21,019	34,542
減価償却費		20,757	24,321	44,152
固定資産減損損失		243	34	243
のれん償却額		50	49	100
貸倒引当金の減少額		△ 261	△ 251	△ 393
退職給付引当金の減少（増加）額		△ 613	△ 70	364
役員退職慰労引当金の増加額		―	2,396	―
受取利息及び受取配当金		△ 2,155	△ 1,708	△ 3,232
支払利息		2,487	2,633	5,076
為替差損		54	5	300
持分法による投資利益		△ 165	△ 251	△ 1,219
投資有価証券等売却益		△ 176	△ 18	△ 310
固定資産売廃却損		699	459	1,793
固定資産売却益		△ 78	△ 1,101	△ 577
売上債権の減少額		7,838	11,381	8,771
たな卸資産の増加（減少）額		△ 428	△ 14,210	8,168
仕入債務の増加（減少）額		△ 2,183	392	△ 5,181
役員賞与の支払額		△ 323	―	△ 323
その他		1,405	1,012	7,773
小計		47,198	46,091	100,050
利息及び配当金の受取額		2,240	1,770	3,317
利息の支払額		△ 2,371	△ 2,574	△ 4,386
法人税等の支払額		△ 12,652	△ 6,800	△ 20,300
営業活動によるキャッシュ・フロー		34,414	38,487	78,681

区分	注記番号	前中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日) 金額（百万円）	当中間連結会計期間 (自　平成19年４月１日 至　平成19年９月30日) 金額（百万円）	前連結会計年度の要約連結キャッシュ・フロー計算書 (自　平成18年４月１日 至　平成19年３月31日) 金額（百万円）
Ⅱ 投資活動によるキャッシュ・フロー				
定期預金の預入による支出		△　338	△　195	△　610
定期預金の払戻による収入		177	382	374
有形固定資産の取得による支出		△ 25,160	△ 19,904	△ 50,975
有形固定資産の売却による収入		608	2,628	3,263
無形固定資産の取得による支出		△ 4,117	△ 5,059	△ 10,024
投資有価証券の取得による支出		△　572	△　26	△　701
投資有価証券の売却による収入		522	29	724
長期貸付金の貸付による支出		△　93	△　120	△　149
長期貸付金の回収による収入		110	99	1,301
その他		△　5	335	△　77
投資活動によるキャッシュ・フロー		△ 28,870	△ 21,831	△ 56,873

		前中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間連結会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前連結会計年度の要約連結キャッシュ・フロー計算書 (自　平成18年４月１日 至　平成19年３月31日)
区分	注記番号	金額（百万円）	金額（百万円）	金額（百万円）
Ⅲ 財務活動によるキャッシュ・フロー				
短期借入金の純減少額		△　8,807	△　1,344	△　29,505
コマーシャルペーパーの純増加額		2,000	11,000	2,000
長期借入れによる収入		3,611	3,038	9,060
長期借入金の返済による支出		△　3,827	△　22,272	△　6,924
少数株主からの払込による収入		－	369	－
配当金の支払額		△　2,870	△　2,870	△　5,167
その他		△　16	△　20	△　26
財務活動によるキャッシュ・フロー		△　9,911	△　12,100	△　30,562
Ⅳ 現金及び現金同等物に係る換算差額		△　27	57	△　181
Ⅴ 現金及び現金同等物の増加（減少）額		△　4,394	4,613	△　8,937
Ⅵ 現金及び現金同等物の期首残高		36,890	27,953	36,890
Ⅶ 現金及び現金同等物の中間期末（期末）残高	※	32,496	32,567	27,953

次へ

中間連結財務諸表作成のための基本となる重要な事項

前中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間連結会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
１．連結の範囲に関する事項	１．連結の範囲に関する事項	１．連結の範囲に関する事項
(1) 連結子会社の数は71社である。 連結子会社名 (国内販売会社) 東京日野自動車㈱ 大阪日野自動車㈱　ほか　計30社 (国内仕入先) ㈱ソーシン ㈱武部鉄工所　ほか　計22社 (海外会社) 日野モータース マニュファクチャリング タイランド㈱ 日野モータース マニュファクチャリング U.S.A.㈱ ほか　計15社 (その他)　計４社	(1) 連結子会社の数は72社である。 連結子会社名 (国内販売会社) 同左 (国内仕入先) 同左 (海外会社) 日野モータース マニュファクチャリング タイランド㈱ 日野モータース マニュファクチャリング U.S.A.㈱ ほか　計16社 (その他)　計４社	(1) 連結子会社の数は71社である。 主要な連結子会社名は「第１企業の概況　４関係会社の状況」に記載しているため省略している。
(連結子会社の増加) ――――――	(連結子会社の増加) 新規設立による増加 日野モータース マニュファクチャリング コロンビア㈱	(連結子会社の増加) ――――――
(連結子会社の減少) ①合併による減少 日野テクノスタッフ㈱ (連結子会社である㈱日野ライフスタッフ（存続会社）と合併し、㈱日野ライフスタッフは㈱日野ヒューテックに社名変更) ②清算結了による減少 坂森自動車㈱	(連結子会社の減少) ――――――	(連結子会社の減少) ①合併による減少 日野テクノスタッフ㈱ (連結子会社である㈱日野ライフスタッフ（存続会社）と合併し、㈱日野ライフスタッフは㈱日野ヒューテックに社名変更) ②清算結了による減少 坂森自動車㈱
２．持分法の適用に関する事項	２．持分法の適用に関する事項	２．持分法の適用に関する事項
(1) 持分法を適用した会社の数は15社である。 関連会社名 (国内販売会社) 広島日野自動車㈱ 石川日野自動車㈱　ほか　計６社 (国内仕入先) ジェイ・バス㈱ 澤藤電機㈱　ほか　計８社 (海外会社) 瀋陽瀋飛日野㈲　計１社	(1) 持分法を適用した会社の数は15社である。 関連会社名 (国内販売会社) 同左 (国内仕入先) 同左 (海外会社) 同左	(1) 持分法を適用した会社の数は15社である。 関連会社名 (国内販売会社) 同左 (国内仕入先) 同左 (海外会社) 同左
(持分法適用会社の増加) 増資引受による新規持分法適用による増加 高知日野自動車㈱	(持分法適用会社の増加) ――――――	(持分法適用会社の増加) 増資引受による新規持分法適用による増加 高知日野自動車㈱
(持分法適用会社の減少) 株式の一部売却による持分法の適用除外による減少 富山日野自動車㈱	(持分法適用会社の減少) ――――――	(持分法適用会社の減少) 株式の一部売却による持分法の適用除外による減少 富山日野自動車㈱

前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
(2) 持分法を適用しない関連会社のうち主要な会社の名称 高知県交通㈱ 木下工業㈱ 鈴江茨城㈱ 持分法非適用の関連会社は、それぞれ中間純損益及び利益剰余金等に及ぼす影響が軽微であり、かつ全体としても中間連結財務諸表に重要な影響を与えていないため、持分法の適用から除外している。	(2) 持分法を適用しない関連会社のうち主要な会社の名称 同左	(2) 持分法を適用しない関連会社のうち主要な会社の名称 高知県交通㈱ 木下工業㈱ 鈴江茨城㈱ 持分法非適用の関連会社は、それぞれ連結純損益及び利益剰余金等に及ぼす影響が軽微であり、かつ全体としても連結財務諸表に重要な影響を与えていないため、持分法の適用から除外している。
３．連結子会社の中間決算日等に関する事項 連結子会社のうち中間決算日が異なる会社 （中間決算日） （６月30日） 日野パック　モータース㈱ 上海日野エンジン㈲ ㈱タケベ(タイランド) 中間連結財務諸表の作成に当たっては、中間決算日現在の中間財務諸表を使用し、平成18年７月１日から中間連結決算日までの期間に発生した重要な取引については、連結上必要な調整を行っている。	３．連結子会社の中間決算日等に関する事項 連結子会社のうち中間決算日が異なる会社 （中間決算日） （６月30日） 日野パック　モータース㈱ 上海日野エンジン㈲ ㈱タケベ(タイランド) 日野モータース　マニュファクチャリング　コロンビア㈱ 中間連結財務諸表の作成に当たっては、中間決算日現在の中間財務諸表を使用し、平成19年７月１日から中間連結決算日までの期間に発生した重要な取引については、連結上必要な調整を行っている。	３．連結子会社の事業年度等に関する事項 連結子会社のうち決算日が異なる会社 （決算日） （12月31日） 日野パック　モータース㈱ 上海日野エンジン㈲ ㈱タケベ(タイランド) 連結財務諸表の作成に当たっては、同決算日現在の財務諸表を使用し、平成19年１月１日から連結決算日までの期間に発生した重要な取引については、連結上必要な調整を行っている。
４．会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 ①有価証券 満期保有目的の債券 償却原価法（定額法） その他有価証券 時価のあるもの 中間決算日の市場価格に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算出） 時価のないもの 移動平均法による原価法 ②デリバティブ 時価法 ③たな卸資産 中間連結財務諸表提出会社 個別原価法及び移動平均法による原価法 連結子会社 主として移動平均法による原価法または最終仕入原価法	４．会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 ①有価証券 満期保有目的の債券 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左 ②デリバティブ 同左 ③たな卸資産 中間連結財務諸表提出会社 同左 連結子会社 同左	４．会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 ①有価証券 満期保有目的の債券 同左 その他有価証券 時価のあるもの 連結決算日の市場価格に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算出） 時価のないもの 同左 ②デリバティブ 同左 ③たな卸資産 連結財務諸表提出会社 同左 連結子会社 同左

前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
(2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 (建物及び構築物、機械装置及び運搬具、工具器具備品) 主として定率法 なお、平成10年4月1日以降取得した建物(附属設備を除く)については、定額法による。 在外連結子会社は主として定額法 (リース資産) 契約期間に基づく定額法 〔主な耐用年数〕 建物及び構築物　　2年～75年 機械装置及び運搬具 2年～17年	(2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 (建物及び構築物、機械装置及び運搬具、工具器具備品) 主として定率法 なお、平成10年4月1日以降取得した建物(附属設備を除く)については、定額法による。 在外連結子会社は主として定額法 (リース資産) 契約期間に基づく定額法 〔主な耐用年数〕 建物及び構築物　　2年～75年 機械装置及び運搬具 2年～17年 (会計方針の変更) 当社及び国内連結子会社は、法人税法の改正に伴い、当中間連結会計期間より、平成19年4月1日以降に取得した有形固定資産について、改正後の法人税法に基づく減価償却の方法に変更している。 これによる損益に与える影響は軽微である。 なお、セグメント情報に与える影響は、当該箇所に記載している。 (追加情報) 当社及び国内連結子会社は、法人税法の改正に伴い、平成19年3月31日以前に取得した資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の5％に到達した連結会計年度の翌連結会計年度より、取得価額の5％相当額と備忘価額との差額を5年間にわたり均等償却し、減価償却費に含めて計上している。 これにより、営業利益、経常利益及び税金等調整前中間純利益はそれぞれ982百万円減少している。 なお、セグメント情報に与える影響は、当該箇所に記載している。	(2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 (建物及び構築物、機械装置及び運搬具、工具器具備品) 主として定率法 なお、平成10年4月1日以降取得した建物(附属設備を除く)については、定額法による。 在外連結子会社は主として定額法 (リース資産) 契約期間に基づく定額法 〔主な耐用年数〕 建物及び構築物　　2年～75年 機械装置及び運搬具 2年～17年

次へ

前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
②　無形固定資産 定額法 ソフトウェア（自社利用分）については社内における利用可能期間（３～５年）に基づく定額法による。	②　無形固定資産 同左	②　無形固定資産 同左
(3) 重要な引当金の計上基準 ①　貸倒引当金 受取手形、売掛金等の債権に対する貸倒による損失に備えるため、一般債権については貸倒実績率等により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上している。	(3) 重要な引当金の計上基準 ①　貸倒引当金 同左	(3) 重要な引当金の計上基準 ①　貸倒引当金 同左
②　賞与引当金 連結子会社（ただし一部は除く）は従業員賞与の支給に備えるため、支給見込額のうち当中間連結会計期間負担分を計上している。	②　賞与引当金 同左	②　賞与引当金 連結子会社（ただし一部は除く）は従業員賞与の支給に備えるため、支給見込額のうち当期負担分を計上している。
③　――――――	③　役員賞与引当金 役員賞与の支出に備えて、当連結会計年度における支給見込額のうち当中間連結会計期間負担分を計上することとしている。 なお、当中間連結会計期間においては、合理的に見積もることが困難なことから計上していない。	③　役員賞与引当金 役員賞与の支出に備えて、当連結会計年度における支給見込額に基づき計上している。 （会計方針の変更） 当連結会計年度より、「役員賞与に関する会計基準」（企業会計基準第４号　平成17年11月29日）を適用している。 これにより、営業利益、経常利益及び税金等調整前当期純利益は、それぞれ347百万円減少している。 なお、セグメント情報に与える影響は、当該箇所に記載している。
④　製品保証引当金 保証書の約款に従い販売した製品のアフターサービスに対する費用の支出に備えるため、過去の実績を基礎にして計上している。	④　製品保証引当金 同左	④　製品保証引当金 同左

前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
⑤　退職給付引当金 中間連結財務諸表提出会社及び国内連結子会社 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上している。 なお、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数（12～16年（連結子会社３社））による定額法により費用処理している。 数理計算上の差異は、各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数（４～18年）による定額法により按分した額を、それぞれ発生の翌連結会計年度より費用処理することとしている。	⑤　退職給付引当金 同左	⑤　退職給付引当金 連結財務諸表提出会社及び国内連結子会社 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上している。 過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数（12～16年（連結子会社３社））による定額法により費用処理している。 数理計算上の差異は、その発生時の従業員の平均残存勤務期間以内の一定の年数（４～18年）による定額法により翌連結会計年度より費用処理することとしている。
⑥　――――――	⑥　役員退職慰労引当金 中間連結財務諸表提出会社及び国内連結子会社 役員の退職慰労金の支出に備えるため、内規に基づく中間期末要支給額を計上している。 （会計方針の変更） 当社及び国内連結子会社の役員に対する退職慰労金は、従来は支出時の費用として処理していたが、「役員賞与に関する会計基準」（企業会計基準第４号　平成17年11月29日）により、役員賞与が引当金計上を含め費用処理されることとなったことをはじめ、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号　平成19年４月13日）の公表が契機となり、当中間連結会計期間より、内規に基づく中間期末要支給額を役員退職慰労引当金として計上する方法に変更した。 これにより、営業利益、経常利益は362百万円、税金等調整前中間純利益は2,856百万円それぞれ減少している。 なお、セグメント情報に与える影響は、当該箇所に記載している。	⑥　――――――

前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
(4) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	(4) 重要なリース取引の処理方法 同左	(4) 重要なリース取引の処理方法 同左
(5) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 主として繰延ヘッジ処理を採用している。なお、為替予約については、振当処理の要件を満たしている場合は振当処理を採用している。	(5) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 同左	(5) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 同左
② ヘッジ手段とヘッジ対象 ヘッジ手段　ヘッジ対象 為替予約　外貨建売掛金・買掛金・借入金	② ヘッジ手段とヘッジ対象 同左	② ヘッジ手段とヘッジ対象 同左
③ ヘッジ方針 外貨建取引に係る為替変動のリスクを回避する目的で、外貨建売掛金・買掛金及び借入金について、為替予約取引を行っている。	③ ヘッジ方針 同左	③ ヘッジ方針 同左
④ ヘッジ有効性評価の方法 ヘッジの期間中におけるヘッジ対象の時価変動の累計額とヘッジ手段の時価変動の累計額とを比較し、有効性の判定をしている。	④ ヘッジ有効性評価の方法 同左	④ ヘッジ有効性評価の方法 同左
(6) 消費税等の会計処理 消費税等の会計処理は税抜方式によっている。	(6) 消費税等の会計処理 同左	(6) 消費税等の会計処理 同左
５．中間連結キャッシュ・フロー計算書における資金の範囲 手許現金、要求払預金及び取得日から３ヶ月以内に満期日の到来する流動性の高い、容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない短期的な投資からなる。	５．中間連結キャッシュ・フロー計算書における資金の範囲 同左	５．連結キャッシュ・フロー計算書における資金の範囲 同左

中間連結財務諸表作成のための基本となる重要な事項の変更

前中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間連結会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
(貸借対照表の純資産の部の表示に関する会計基準) 当中間連結会計期間より、「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第５号　平成17年12月９日)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第８号　平成17年12月９日)を適用している。 従来の資本の部の合計に相当する金額は280,999百万円である。 なお、中間連結財務諸表規則の改正により、当中間連結会計期間における中間連結貸借対照表の純資産の部については、改正後の中間連結財務諸表規則により作成している。	――――――	(貸借対照表の純資産の部の表示に関する会計基準) 当連結会計年度より、「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第５号　平成17年12月９日)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第８号　平成17年12月９日)を適用している。 従来の資本の部の合計に相当する金額は289,441百万円である。 なお、当連結会計年度における連結貸借対照表の純資産の部については、連結財務諸表規則の改正に伴い、改正後の連結財務諸表規則により作成している。
(役員賞与に関する会計基準) 当中間連結会計期間より「役員賞与に関する会計基準」(企業会計基準第４号　平成17年11月29日)を適用している。 なお、当中間連結会計期間においては、合理的に費用を見積もることが困難なことから費用計上していないため、影響額はない。	――――――	――――――

表示方法の変更

前中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間連結会計期間 (自　平成19年４月１日 至　平成19年９月30日)
(中間連結キャッシュ・フロー計算書関係) 前中間連結会計期間において「連結調整勘定償却額」として掲記されていたものは、当中間連結会計期間から「のれん償却額」と表示している。	――――――

次へ

注記事項

（中間連結貸借対照表関係）

前中間連結会計期間末 （平成18年９月30日）	当中間連結会計期間末 （平成19年９月30日）	前連結会計年度末 （平成19年３月31日）
注(1) ※１ 有形固定資産に対する減価償却累計額 526,191百万円	注(1) ※１ 有形固定資産に対する減価償却累計額 553,695百万円	注(1) ※１ 有形固定資産に対する減価償却累計額 537,726百万円
注(2) 保証債務	注(2) 保証債務	注(2) 保証債務
銀行借入金他に対し債務保証を行っている。	銀行借入金他に対し債務保証を行っている。	銀行借入金他に対し債務保証を行っている。
関連会社	関連会社	関連会社
九州サンボディー㈱ 264百万円	九州サンボディー㈱ 189百万円	九州サンボディー㈱ 224百万円
オートローン 3,609	オートローン 2,427	オートローン 3,029
従業員の住宅資金借入金 7,907	従業員の住宅資金借入金 7,030	従業員の住宅資金借入金 7,490
計 11,782	計 9,648	計 10,743
注(3) ※２ 担保提供資産	注(3) ※２ 担保提供資産	注(3) ※２ 担保提供資産
① 工場財団抵当に供しているもの	① 工場財団抵当に供しているもの	① 工場財団抵当に供しているもの
建物 4,496百万円	建物 4,259百万円	建物 4,401百万円
土地 6,100	土地 6,100	土地 6,100
その他有形固定資産 3,680	その他有形固定資産 3,123	その他有形固定資産 3,492
計 14,277	計 13,483	計 13,994
上記資産は下記債務の担保に供している。	上記資産は下記債務の担保に供している。	上記資産は下記債務の担保に供している。
短期借入金 9,460百万円	短期借入金 5,616百万円	短期借入金 8,488百万円
長期借入金（一年内返済予定額を含む） 3,817	長期借入金（一年内返済予定額を含む） 6,529	長期借入金（一年内返済予定額を含む） 7,237
計 13,277	計 12,145	計 15,725
② 財団抵当以外に供しているもの	② 財団抵当以外に供しているもの	② 財団抵当以外に供しているもの
受取手形 31,289百万円	受取手形 19,432百万円	受取手形 27,857百万円
売掛金 49,481	売掛金 18,851	売掛金 47,515
建物 16,202	建物 14,815	建物 15,662
土地 33,935	土地 31,996	土地 32,695
その他 3,602	その他 6,410	その他 4,962
計 134,511	計 91,506	計 128,692
上記資産は下記債務の担保に供している。	上記資産は下記債務の担保に供している。	上記資産は下記債務の担保に供している。
短期借入金 68,148百万円	短期借入金 53,961百万円	短期借入金 60,056百万円
長期借入金（一年内返済予定額を含む） 1,005	長期借入金（一年内返済予定額を含む） 853	長期借入金（一年内返済予定額を含む） 1,117
計 69,153	計 54,815	計 61,173

前中間連結会計期間末 (平成18年９月30日)	当中間連結会計期間末 (平成19年９月30日)	前連結会計年度末 (平成19年３月31日)
注(4) 割引手形 29百万円 注(5) 一部の国内連結子会社は、「土地の再評価に関する法律」(平成10年3月31日公布法律第34号)及び「土地の再評価に関する法律の一部を改正する法律」(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行っている。この評価差額のうち、当該評価差額に係る繰延税金相当額を「土地再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上している。 注(6) ※３ 中間連結会計期間末日満期手形 中間連結会計期間末日満期手形の会計処理については、手形交換日をもって決済処理している。なお、当中間連結会計期間の末日は金融機関の休日であったため、次の中間連結会計期間末日満期手形が中間連結会計期間末残高に含まれている。 受取手形 6,048百万円 支払手形 473百万円	注(4) 割引手形 9百万円 注(5) 同左 注(6) ※３ 中間連結会計期間末日満期手形 中間連結会計期間末日満期手形の会計処理については、手形交換日をもって決済処理している。なお、当中間連結会計期間の末日は金融機関の休日であったため、次の中間連結会計期間末日満期手形が中間連結会計期間末残高に含まれている。 受取手形 5,225百万円 支払手形 387百万円	注(4) 割引手形 39百万円 注(5) 同左 注(6) ※３ 連結会計年度末日満期手形 連結会計年度末日満期手形の会計処理については、手形交換日をもって決済処理している。なお、当連結会計年度末日は金融機関の休日であったため、次の連結会計年度末日満期手形が連結会計年度末残高に含まれている。 受取手形 5,445百万円 支払手形 482百万円

(中間連結損益計算書関係)

前中間連結会計期間 (自 平成18年４月１日 至 平成18年９月30日)	当中間連結会計期間 (自 平成19年４月１日 至 平成19年９月30日)	前連結会計年度 (自 平成18年４月１日 至 平成19年３月31日)
注(1) ※１ 主要な固定資産売却益の内訳は次のとおりである。 工具器具備品 45百万円 ※２ 主要な固定資産売廃却損の内訳は次のとおりである。 機械装置及び運搬具 537百万円	注(1) ※１ 主要な固定資産売却益の内訳は次のとおりである。 土地 1,037百万円 ※２ 主要な固定資産売廃却損の内訳は次のとおりである。 機械装置及び運搬具 290百万円	注(1) ※１ 主要な固定資産売却益の内訳は次のとおりである。 土地 453百万円 ※２ 主要な固定資産売廃却損の内訳は次のとおりである。 機械装置及び運搬具 1,200百万円

次へ

（中間連結株主資本等変動計算書関係）

前中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

１．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数（千株）	当中間連結会計期間増加株式数（千株）	当中間連結会計期間減少株式数（千株）	当中間連結会計期間末株式数（千株）
発行済株式				
普通株式	574,580	－	－	574,580
合計	574,580	－	－	574,580
自己株式				
普通株式（注）	645	52	33	664
合計	645	52	33	664

（注）普通株式の自己株式の株式数の増加52千株の内訳は、単元未満株式の買い取りによる増加24千株、新規持分法適用会社の所有する自己株式（当社株式）の当社帰属分27千株、減少33千株の内訳は、持分法の適用範囲から除外した会社の所有していた自己株式（当社株式）の当社帰属分である。

２．配当に関する事項

(1) 配当金支払額

（決議）	株式の種類	配当金の総額（百万円）	１株当たり配当額（円）	基準日	効力発生日
平成18年６月28日 定時株主総会	普通株式	2,870	5	平成18年３月31日	平成18年６月28日

(2) 基準日が当中間連結会計期間に属する配当のうち、配当の効力発生日が中間連結会計期間末後となるもの

（決議）	株式の種類	配当金の総額（百万円）	配当の原資	１株当たり配当額（円）	基準日	効力発生日
平成18年10月27日 取締役会	普通株式	2,296	利益剰余金	4	平成18年９月30日	平成18年11月27日

当中間連結会計期間（自　平成19年４月１日　至　平成19年９月30日）

1．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数（千株）	当中間連結会計期間増加株式数（千株）	当中間連結会計期間減少株式数（千株）	当中間連結会計期間末株式数（千株）
発行済株式				
普通株式	574,580	－	－	574,580
合計	574,580	－	－	574,580
自己株式				
普通株式（注）	696	45	38	703
合計	696	45	38	703

（注）普通株式の自己株式の株式数の増加45千株の内訳は、単元未満株式の買い取りによる増加である。減少38千株の内訳は、連結子会社が売却した自己株式（当社株式）の当社帰属分10千株、持分法適用会社が売却した自己株式（当社株式）の当社帰属分27千株である。

2．配当に関する事項

(1) 配当金支払額

(決議)	株式の種類	配当金の総額（百万円）	１株当たり配当額（円）	基準日	効力発生日
平成19年６月26日定時株主総会	普通株式	2,870	5	平成19年３月31日	平成19年６月27日

(2) 基準日が当中間連結会計期間に属する配当のうち、配当の効力発生日が中間連結会計期間末後となるもの

(決議)	株式の種類	配当金の総額（百万円）	配当の原資	１株当たり配当額（円）	基準日	効力発生日
平成19年10月31日取締役会	普通株式	2,870	利益剰余金	5	平成19年９月30日	平成19年11月26日

前連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

１．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数（千株）	当連結会計年度増加株式数（千株）	当連結会計年度減少株式数（千株）	当連結会計年度末株式数（千株）
発行済株式				
普通株式	574,580	－	－	574,580
合計	574,580	－	－	574,580
自己株式				
普通株式（注）	645	93	42	696
合計	645	93	42	696

（注）普通株式の自己株式の株式数の増加93千株の内訳は、単元未満株式の買い取りによる増加59千株、新規持分法適用会社の所有する自己株式（当社株式）の当社帰属分27千株、持分法適用会社が取得した自己株式（当社株式）の当社帰属分６千株である。減少42千株の内訳は、持分法の適用範囲から除外した会社の所有していた自己株式（当社株式）の当社帰属分33千株、連結子会社が売却した自己株式（当社株式）の当社帰属分８千株である。

２．配当に関する事項

(1) 配当金支払額

（決議）	株式の種類	配当金の総額（百万円）	１株当たり配当額（円）	基準日	効力発生日
平成18年６月28日定時株主総会	普通株式	2,870	5	平成18年３月31日	平成18年６月28日
平成18年10月27日取締役会	普通株式	2,296	4	平成18年９月30日	平成18年11月27日

(2) 基準日が当連結会計年度に属する配当のうち、配当の効力発生日が翌連結会計年度となるもの

（決議）	株式の種類	配当金の総額（百万円）	配当の原資	１株当たり配当額（円）	基準日	効力発生日
平成19年６月26日定時株主総会	普通株式	2,870	利益剰余金	5	平成19年３月31日	平成19年６月27日

（中間連結キャッシュ・フロー計算書関係）

前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
※ 現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係（平成18年９月30日現在） 現金及び預金勘定　33,165百万円 預入期間が３ヶ月を超える定期預金等　△668 現金及び現金同等物　32,496	※ 現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係（平成19年９月30日現在） 現金及び預金勘定　33,123百万円 預入期間が３ヶ月を超える定期預金等　△556 現金及び現金同等物　32,567	※ 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係（平成19年３月31日現在） 現金及び預金勘定　28,696百万円 預入期間が３ヶ月を超える定期預金等　△743 現金及び現金同等物　27,953

次へ

（リース取引関係）

〈借主側〉

<table>
<tr><th>前中間連結会計期間
（自　平成18年４月１日
至　平成18年９月30日）</th><th>当中間連結会計期間
（自　平成19年４月１日
至　平成19年９月30日）</th><th>前連結会計年度
（自　平成18年４月１日
至　平成19年３月31日）</th></tr>
<tr><td>

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
機械装置及び運搬具	1,864	608	1,255
工具器具備品	4,832	3,083	1,748
その他	42	25	17
合計	6,738	3,717	3,021

(2) 未経過リース料中間期末残高相当額

１年内	1,118百万円
１年超	2,018
合計	3,137

(3) 当中間期の支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	790百万円
減価償却費相当額	721
支払利息相当額	77

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

(5) 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっている。

２．オペレーティング・リース取引

未経過リース料

１年内	27百万円
１年超	58
合計	85

</td><td>

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
機械装置及び運搬具	2,085	885	1,199
工具器具備品	4,335	2,335	2,000
その他	33	19	13
合計	6,454	3,240	3,213

(2) 未経過リース料中間期末残高相当額

１年内	1,065百万円
１年超	2,260
合計	3,326

(3) 当中間期の支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	719百万円
減価償却費相当額	645
支払利息相当額	81

(4) 減価償却費相当額の算定方法

同左

(5) 利息相当額の算定方法

同左

２．オペレーティング・リース取引

未経過リース料

１年内	52百万円
１年超	133
合計	185

</td><td>

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
機械装置及び運搬具	1,892	743	1,149
工具器具備品	4,647	2,384	2,263
その他	35	22	13
合計	6,576	3,149	3,426

(2) 未経過リース料期末残高相当額

１年内	1,150百万円
１年超	2,381
合計	3,531

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	1,563百万円
減価償却費相当額	1,419
支払利息相当額	165

(4) 減価償却費相当額の算定方法

同左

(5) 利息相当額の算定方法

同左

２．オペレーティング・リース取引

未経過リース料

１年内	50百万円
１年超	128
合計	178

</td></tr>
</table>

〈貸主側〉

<table>
<tr><th>前中間連結会計期間
(自　平成18年4月1日
至　平成18年9月30日)</th><th>当中間連結会計期間
(自　平成19年4月1日
至　平成19年9月30日)</th><th>前連結会計年度
(自　平成18年4月1日
至　平成19年3月31日)</th></tr>
<tr><td>1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額、減価償却累計額及び中間期末残高

| | 取得価額(百万円) | 減価償却累計額(百万円) | 中間期末残高(百万円) |
機械装置及び運搬具 15 / 13 / 2
合計 15 / 13 / 2

(2) 未経過リース料中間期末残高相当額
1年内　1百万円
1年超　－
合計　1

(3) 当中間期の受取リース料、減価償却費及び受取利息相当額
受取リース料　1百万円
減価償却費　1
受取利息相当額　0

(4) 利息相当額の算定方法
リース料総額と見積残存価額の合計額からリース物件の購入価額を控除した額を利息相当額とし、各期への配分方法については、利息法によっている。

2．オペレーティング・リース取引
未経過リース料
1年内　1,017百万円
1年超　2,157
合計　3,175</td><td>1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1)　――――――

(2)　――――――

(3) 当中間期の受取リース料、減価償却費及び受取利息相当額
受取リース料　0百万円
減価償却費　0
受取利息相当額　0

(4) 利息相当額の算定方法
同左

2．オペレーティング・リース取引
未経過リース料
1年内　1,222百万円
1年超　1,801
合計　3,024</td><td>1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額、減価償却累計額及び期末残高

| | 取得価額(百万円) | 減価償却累計額(百万円) | 期末残高(百万円) |
機械装置及び運搬具 5 / 4 / 0
合計 5 / 4 / 0

(2) 未経過リース料期末残高相当額
1年内　0百万円
1年超　－
合計　0

(3) 受取リース料、減価償却費及び受取利息相当額
受取リース料　2百万円
減価償却費　2
受取利息相当額　0

(4) 利息相当額の算定方法
同左

2．オペレーティング・リース取引
未経過リース料
1年内　1,148百万円
1年超　1,984
合計　3,132</td></tr>
</table>

次へ

（有価証券関係）

前中間連結会計期間末（平成18年９月30日）

１．満期保有目的の債券で時価のあるもの

該当事項はない。

２．その他有価証券で時価のあるもの

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
株式	21,158	70,916	49,758
その他	11	15	4
合計	21,169	70,932	49,762

３．時価のない有価証券の主な内容及び中間連結貸借対照表計上額

満期保有目的の債券

非上場外国債券　18,864百万円

その他有価証券

非上場株式　3,393百万円

非上場債券　2

非上場その他　－

当中間連結会計期間末（平成19年９月30日）

１．満期保有目的の債券で時価のあるもの

該当事項はない。

２．その他有価証券で時価のあるもの

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
株式	21,463	67,779	46,316
その他	4	6	2
合計	21,468	67,786	46,318

３．時価のない有価証券の主な内容及び中間連結貸借対照表計上額

満期保有目的の債券

非上場外国債券　24,078百万円

その他有価証券

非上場株式　3,182百万円

非上場債券　2

非上場その他　－

前連結会計年度末（平成19年３月31日）

１．満期保有目的の債券で時価のあるもの

該当事項はない。

２．その他有価証券で時価のあるもの

	取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
株式	21,443	72,388	50,945
その他	4	8	3
合計	21,447	72,397	50,949

３．時価のない有価証券の主な内容及び連結貸借対照表計上額

満期保有目的の債券

非上場外国債券　22,854百万円

その他有価証券

非上場株式　3,316百万円

非上場債券　2

非上場その他　－

（デリバティブ取引関係）

前中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）、当中間連結会計期間（自　平成19年４月１日　至　平成19年９月30日）及び前連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

当社グループは、デリバティブ取引にはヘッジ会計を適用しているので、該当事項はない。

（セグメント情報）

【事業の種類別セグメント情報】

前中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）、当中間連結会計期間（自　平成19年４月１日　至　平成19年９月30日）及び前連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

当社グループは、自動車の製造及び販売に関連した事業のみであるため、事業の種類別セグメント情報は記載していない。

【所在地別セグメント情報】

前中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

	日本（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高						
(1)外部顧客に対する売上高	521,066	64,058	44,103	629,228	－	629,228
(2)セグメント間の内部売上高又は振替高	52,461	509	888	53,859	△53,859	－
計	573,527	64,567	44,992	683,087	△53,859	629,228
営業費用	551,762	63,191	46,357	661,311	△53,432	607,878
営業利益（損失）	21,765	1,376	△ 1,365	21,776	△ 426	21,350

（注）１．国又は地域の区分方法
　　　　地理的近接度による。
　　２．各区分に属する主な国又は地域
　　　　アジア：タイ、インドネシア　他
　　　　その他の地域：アメリカ、オーストラリア　他

当中間連結会計期間（自　平成19年４月１日　至　平成19年９月30日）

	日本（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高						
(1)外部顧客に対する売上高	500,819	94,500	65,635	660,956	―	660,956
(2)セグメント間の内部売上高又は振替高	70,782	826	1,690	73,299	△73,299	―
計	571,602	95,327	67,326	734,255	△73,299	660,956
営業費用	551,483	90,642	67,326	709,452	△73,217	636,234
営業利益（損失）	20,119	4,684	△　0	24,803	△　81	24,721

（注）１．国又は地域の区分方法

地理的近接度による。

２．各区分に属する主な国又は地域

アジア：タイ、インドネシア　他

その他の地域：アメリカ、オーストラリア　他

３．会計方針の変更

①有形固定資産の減価償却の方法

「中間連結財務諸表作成のための基本となる重要な事項」に記載のとおり、当社及び国内連結子会社は、法人税法の改正に伴い、当中間連結会計期間より、平成19年４月１日以降に取得した有形固定資産について、改正後の法人税法に基づく減価償却の方法に変更している。これによる損益に与える影響は軽微である。

②役員退職慰労引当金の計上

「中間連結財務諸表作成のための基本となる重要な事項」に記載のとおり、当社及び国内連結子会社の役員に対する退職慰労金は、当中間連結会計期間より、内規に基づく中間期末要支給額を役員退職慰労引当金として計上する方法に変更している。この変更に伴い、従来の方法によった場合に比べて、「日本」の営業費用は362百万円増加し、営業利益が同額減少している。

４．追加情報

「中間連結財務諸表作成のための基本となる重要な事項」に記載のとおり、当社及び国内連結子会社は、法人税法の改正に伴い、平成19年３月31日以前に取得した資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の５％に到達した連結会計年度の翌連結会計年度より、取得価額の５％相当額と備忘価額との差額を５年間にわたり均等償却し、減価償却費に含めて計上している。この変更に伴い、従来の方法によった場合に比べて、「日本」の営業費用は982百万円増加し、営業利益が同額減少している。

前連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

	日本（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高						
(1)外部顧客に対する売上高	1,050,396	134,349	102,922	1,287,668	－	1,287,668
(2)セグメント間の内部売上高又は振替高	115,061	855	1,449	117,365	△117,365	－
計	1,165,457	135,204	104,372	1,405,034	△117,365	1,287,668
営業費用	1,126,669	132,168	106,785	1,365,623	△114,656	1,250,966
営業利益（損失）	38,787	3,036	△　2,412	39,411	△　2,709	36,701

（注）１．国又は地域の区分方法
地理的近接度による。
２．各区分に属する主な国又は地域
アジア：タイ、インドネシア　他
その他の地域：アメリカ、オーストラリア　他
３．会計方針の変更
「連結財務諸表作成のための基本となる重要な事項」に記載のとおり、当連結会計年度より「役員賞与に関する会計基準」（企業会計基準第４号　平成17年11月29日）を適用している。この変更に伴い、従来の方法によった場合に比べて、「日本」の営業費用は347百万円増加し、営業利益が同額減少している。

【海外売上高】

前中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

	アジア	北米	大洋州	中南米	その他の地域	計
海外売上高（百万円）	78,476	28,795	15,432	7,854	15,472	146,030
連結売上高（百万円）	－	－	－	－	－	629,228
連結売上高に占める海外売上高の割合（％）	12.5	4.5	2.5	1.2	2.5	23.2

（注）１．国又は地域の区分方法
地理的近接度による。
２．各区分に属する主な国又は地域
アジア：タイ、パキスタン、インドネシア、台湾　他
北米：アメリカ、カナダ
大洋州：オーストラリア、ニュージーランド　他
中南米：エクアドル、グァテマラ　他
その他の地域：アフリカ　他

当中間連結会計期間（自　平成19年４月１日　至　平成19年９月30日）

	アジア	北米	大洋州	中南米	その他の地域	計
海外売上高（百万円）	111,314	43,740	22,674	11,903	22,369	212,001
連結売上高（百万円）	—	—	—	—	—	660,956
連結売上高に占める海外売上高の割合（％）	16.9	6.6	3.4	1.8	3.4	32.1

（注）１．国又は地域の区分方法
　　　　地理的近接度による。
　　　２．各区分に属する主な国又は地域
　　　　アジア：タイ、インドネシア、パキスタン、中国　他
　　　　北米：アメリカ、カナダ
　　　　大洋州：オーストラリア、ニュージーランド　他
　　　　中南米：エクアドル、グァテマラ　他
　　　　その他の地域：中東　他

前連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

	アジア	北米	大洋州	中南米	その他の地域	計
海外売上高（百万円）	162,269	72,084	32,475	17,208	34,286	318,324
連結売上高（百万円）	—	—	—	—	—	1,287,668
連結売上高に占める海外売上高の割合（％）	12.6	5.6	2.5	1.3	2.7	24.7

（注）１．国又は地域の区分方法
　　　　地理的近接度による。
　　　２．各区分に属する主な国又は地域
　　　　アジア：タイ、パキスタン、インドネシア、中国　他
　　　　北米：アメリカ、カナダ
　　　　大洋州：オーストラリア、ニュージーランド　他
　　　　中南米：エクアドル、コロンビア　他
　　　　その他の地域：中東　他

（１株当たり情報）

前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
１株当たり純資産額　489円62銭 １株当たり中間純利益金額　19円74銭 なお、潜在株式調整後１株当たり中間純利益金額については、新株予約権付社債等潜在株式がないため記載していない。	１株当たり純資産額　515円51銭 １株当たり中間純利益金額　21円40銭 同左	１株当たり純資産額　504円36銭 １株当たり当期純利益金額　34円95銭 なお、潜在株式調整後１株当たり当期純利益金額については、新株予約権付社債等潜在株式がないため記載していない。

（注）１株当たり中間（当期）純利益金額の算定上の基礎は、以下のとおりである。

	前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
中間（当期）純利益（百万円）	11,325	12,282	20,059
普通株主に帰属しない金額（百万円）	－	－	－
普通株式に係る中間（当期）純利益（百万円）	11,325	12,282	20,059
期中平均株式数（千株）	573,893	573,897	573,895

（重要な後発事象）

該当事項はない。

(2)【その他】

該当事項はない。

2【中間財務諸表等】

(1)【中間財務諸表】

①【中間貸借対照表】

		前中間会計期間末 (平成18年9月30日)			当中間会計期間末 (平成19年9月30日)			前事業年度の要約貸借対照表 (平成19年3月31日)		
区分	注記 番号	金額(百万円)		構成比 (%)	金額(百万円)		構成比 (%)	金額(百万円)		構成比 (%)
(資産の部)										
I 流動資産										
1 現金及び預金		3,827			7,650			5,371		
2 受取手形	※2	3,589			2,127			2,433		
3 売掛金		185,398			190,629			180,537		
4 たな卸資産		40,237			41,620			36,354		
5 繰延税金資産		8,852			10,174			9,318		
6 短期貸付金		13,870			24,328			20,370		
7 その他		8,357			6,713			6,799		
8 貸倒引当金		△ 253			△ 298			△ 292		
流動資産合計			263,880	43.4		282,946	45.2		260,892	43.3
II 固定資産										
1 有形固定資産	※1									
建物		46,731			45,681			46,062		
機械装置		55,115			61,604			54,973		
土地		30,204			28,198			28,238		
建設仮勘定		9,487			4,328			7,882		
その他		24,427			22,223			23,414		
有形固定資産計		165,965			162,036			160,572		
2 無形固定資産		18,108			22,879			20,961		
3 投資その他の資産										
投資有価証券		137,950			136,353			138,763		
その他		27,868			28,398			27,793		
貸倒引当金		△ 6,070			△ 6,544			△ 6,548		
投資その他の資産計		159,748			158,207			160,008		
固定資産合計			343,822	56.6		343,124	54.8		341,542	56.7
資産合計			607,702	100.0		626,070	100.0		602,435	100.0

区分	注記番号	前中間会計期間末（平成18年９月30日）金額（百万円）		構成比（%）	当中間会計期間末（平成19年９月30日）金額（百万円）		構成比（%）	前事業年度の要約貸借対照表（平成19年３月31日）金額（百万円）		構成比（%）
（負債の部）										
Ⅰ　流動負債										
1　支払手形		783			354			283		
2　買掛金		124,448			126,769			122,232		
3　短期借入金		12,000			15,000			1,000		
4　一年内返済予定の長期借入金		20,002			23,001			23,002		
5　コマーシャルペーパー		39,000			50,000			39,000		
6　未払法人税等		6,342			7,535			2,998		
7　製品保証引当金		8,148			10,652			10,633		
8　その他		30,568			35,639			33,964		
流動負債合計			241,293	39.7		268,953	43.0		233,113	38.7
Ⅱ　固定負債										
1　長期借入金		40,269			20,142			38,780		
2　繰延税金負債		14,123			11,936			14,115		
3　退職給付引当金		17,544			18,814			18,657		
4　役員退職慰労引当金		—			680			—		
5　その他		80			—			—		
固定負債合計			72,018	11.9		51,574	8.2		71,552	11.9
負債合計			313,312	51.6		320,527	51.2		304,666	50.6

		前中間会計期間末 （平成18年９月30日）			当中間会計期間末 （平成19年９月30日）			前事業年度の要約貸借対照表 （平成19年３月31日）		
区分	注記番号	金額（百万円）		構成比 （％）	金額（百万円）		構成比 （％）	金額（百万円）		構成比 （％）
（純資産の部）										
Ⅰ　株主資本										
1　資本金			72,717	11.9		72,717	11.6		72,717	12.0
2　資本剰余金										
(1) 資本準備金		64,307			64,307			64,307		
資本剰余金合計			64,307	10.6		64,307	10.3		64,307	10.7
3　利益剰余金										
(1) 利益準備金		7,103			7,103			7,103		
(2) その他利益剰余金										
固定資産圧縮積立金		4,026			3,922			3,972		
別途積立金		100,890			111,890			100,890		
繰越利益剰余金		17,913			20,133			20,778		
利益剰余金合計			129,933	21.4		143,049	22.8		132,744	22.0
4　自己株式			△ 250	△0.0		△ 306	△0.0		△ 272	△0.0
株主資本合計			266,707	43.9		279,767	44.7		269,496	44.7
Ⅱ　評価・換算差額等										
1　その他有価証券評価差額金			27,684	4.5		25,775	4.1		28,271	4.7
2　繰延ヘッジ損益			△ 0	△0.0		－	－		－	－
評価・換算差額等合計			27,683	4.5		25,775	4.1		28,271	4.7
純資産合計			294,390	48.4		305,542	48.8		297,768	49.4
負債純資産合計			607,702	100.0		626,070	100.0		602,435	100.0

②【中間損益計算書】

区分	注記番号	前中間会計期間（自 平成18年4月1日 至 平成18年9月30日）金額（百万円）		百分比（%）	当中間会計期間（自 平成19年4月1日 至 平成19年9月30日）金額（百万円）		百分比（%）	前事業年度の要約損益計算書（自 平成18年4月1日 至 平成19年3月31日）金額（百万円）		百分比（%）
Ⅰ 売上高			481,693	100.0		500,531	100.0		976,683	100.0
Ⅱ 売上原価			423,052	87.8		438,282	87.6		860,805	88.1
売上総利益			58,641	12.2		62,248	12.4		115,878	11.9
Ⅲ 販売費及び一般管理費			40,321	8.4		43,680	8.7		89,967	9.2
営業利益			18,319	3.8		18,568	3.7		25,910	2.7
Ⅳ 営業外収益	※1		3,606	0.8		3,557	0.7		5,540	0.5
Ⅴ 営業外費用	※2		1,357	0.3		1,549	0.3		2,793	0.3
経常利益			20,568	4.3		20,575	4.1		28,658	2.9
Ⅵ 特別利益			425	0.1		14	0.0		523	0.1
Ⅶ 特別損失	※3		2,762	0.6		948	0.2		3,739	0.4
税引前中間（当期）純利益			18,231	3.8		19,641	3.9		25,442	2.6
法人税、住民税及び事業税		6,455			7,788			9,437		
法人税等調整額		382	6,837	1.4	△ 1,321	6,466	1.3	△ 495	8,941	0.9
中間（当期）純利益			11,393	2.4		13,175	2.6		16,501	1.7

③【中間株主資本等変動計算書】

前中間会計期間（自　平成18年４月１日　至　平成18年９月30日）

	株主資本								
	資本金	資本剰余金	利益剰余金					自己株式	株主資本合計
		資本準備金	利益準備金	その他利益剰余金			利益剰余金合計		
				固定資産圧縮積立金	別途積立金	繰越利益剰余金			
平成18年３月31日　残高（百万円）	72,717	64,307	7,103	4,198	84,890	25,396	121,588	△　234	258,378
中間会計期間中の変動額									
剰余金の配当（注１）						△ 2,870	△ 2,870		△ 2,870
役員賞与の支給（注１）						△　178	△　178		△　178
固定資産圧縮積立金の取崩（注２）				△　171		171	−		−
別途積立金の積立（注１）					16,000	△16,000	−		−
中間純利益						11,393	11,393		11,393
自己株式の取得								△　16	△　16
株主資本以外の項目の中間会計期間中の変動額（純額）									
中間会計期間中の変動額合計（百万円）	−	−	−	△　171	16,000	△ 7,483	8,344	△　16	8,328
平成18年９月30日　残高（百万円）	72,717	64,307	7,103	4,026	100,890	17,913	129,933	△　250	266,707

	評価・換算差額等			純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	評価・換算差額等合計	
平成18年３月31日　残高（百万円）	31,804	−	31,804	290,183
中間会計期間中の変動額				
剰余金の配当（注１）				△ 2,870
役員賞与の支給（注１）				△　178
固定資産圧縮積立金の取崩（注２）				−
別途積立金の積立（注１）				−
中間純利益				11,393
自己株式の取得				△　16
株主資本以外の項目の中間会計期間中の変動額（純額）	△ 4,120	△　0	△ 4,120	△ 4,120
中間会計期間中の変動額合計（百万円）	△ 4,120	△　0	△ 4,120	4,207
平成18年９月30日　残高（百万円）	27,684	△　0	27,683	294,390

（注１）平成18年６月の定時株主総会における利益処分項目である。

（注２）平成18年６月の定時株主総会における利益処分の金額を含んでおり、その金額は117百万円である。

当中間会計期間（自　平成19年４月１日　至　平成19年９月30日）

	株主資本								
	資本金	資本剰余金	利益剰余金					自己株式	株主資本合計
		資本準備金	利益準備金	その他利益剰余金			利益剰余金合計		
				固定資産圧縮積立金	別途積立金	繰越利益剰余金			
平成19年３月31日　残高（百万円）	72,717	64,307	7,103	3,972	100,890	20,778	132,744	△　272	269,496
中間会計期間中の変動額									
剰余金の配当						△ 2,870	△ 2,870		△ 2,870
固定資産圧縮積立金の取崩				△　49		49	－		－
別途積立金の積立					11,000	△11,000	－		－
中間純利益						13,175	13,175		13,175
自己株式の取得								△　34	△　34
株主資本以外の項目の中間会計期間中の変動額（純額）									
中間会計期間中の変動額合計（百万円）	－	－	－	△　49	11,000	△　645	10,304	△　34	10,270
平成19年９月30日　残高（百万円）	72,717	64,307	7,103	3,922	111,890	20,133	143,049	△　306	279,767

	評価・換算差額等		純資産合計
	その他有価証券評価差額金	評価・換算差額等合計	
平成19年３月31日　残高（百万円）	28,271	28,271	297,768
中間会計期間中の変動額			
剰余金の配当			△ 2,870
固定資産圧縮積立金の取崩			－
別途積立金の積立			－
中間純利益			13,175
自己株式の取得			△　34
株主資本以外の項目の中間会計期間中の変動額（純額）	△ 2,496	△ 2,496	△ 2,496
中間会計期間中の変動額合計（百万円）	△ 2,496	△ 2,496	7,774
平成19年９月30日　残高（百万円）	25,775	25,775	305,542

前事業年度の株主資本等変動計算書（自　平成18年４月１日　至　平成19年３月31日）

	株主資本								
	資本金	資本剰余金	利益剰余金					自己株式	株主資本合計
		資本準備金	利益準備金	その他利益剰余金			利益剰余金合計		
				固定資産圧縮積立金	別途積立金	繰越利益剰余金			
平成18年３月31日　残高（百万円）	72,717	64,307	7,103	4,198	84,890	25,396	121,588	△　234	258,378
事業年度中の変動額									
剰余金の配当（注１）						△ 5,167	△ 5,167		△ 5,167
役員賞与の支給（注２）						△　178	△　178		△　178
固定資産圧縮積立金の取崩（注１）				△　225		225	－		－
別途積立金の積立（注２）					16,000	△16,000	－		－
当期純利益						16,501	16,501		16,501
自己株式の取得								△　38	△　38
株主資本以外の項目の事業年度中の変動額（純額）									
事業年度中の変動額合計（百万円）	－	－	－	△　225	16,000	△ 4,617	11,156	△　38	11,117
平成19年３月31日　残高（百万円）	72,717	64,307	7,103	3,972	100,890	20,778	132,744	△　272	269,496

	評価・換算差額等		純資産合計
	その他有価証券評価差額金	評価・換算差額等合計	
平成18年３月31日　残高（百万円）	31,804	31,804	290,183
事業年度中の変動額			
剰余金の配当（注１）			△ 5,167
役員賞与の支給（注２）			△　178
固定資産圧縮積立金の取崩（注１）			－
別途積立金の積立（注２）			－
当期純利益			16,501
自己株式の取得			△　38
株主資本以外の項目の事業年度中の変動額（純額）	△ 3,532	△ 3,532	△ 3,532
事業年度中の変動額合計（百万円）	△ 3,532	△ 3,532	7,585
平成19年３月31日　残高（百万円）	28,271	28,271	297,768

（注１）平成18年６月の定時株主総会における利益処分の金額を含んでおり、その金額は剰余金の配当2,870百万円、固定資産圧縮積立金の取崩額117百万円である。

（注２）平成18年６月の定時株主総会における利益処分項目である。

次へ

中間財務諸表作成のための基本となる重要な事項

前中間会計期間 (自 平成18年4月1日 至 平成18年9月30日)	当中間会計期間 (自 平成19年4月1日 至 平成19年9月30日)	前事業年度 (自 平成18年4月1日 至 平成19年3月31日)
1．資産の評価基準及び評価方法 (1) 有価証券 子会社株式及び関連会社株式 移動平均法による原価法 その他有価証券 時価のあるもの 中間決算日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定） 時価のないもの 移動平均法による原価法 (2) デリバティブ 時価法 (3) たな卸資産 製品 個別原価法 原材料・仕掛品・貯蔵品 移動平均法による原価法	1．資産の評価基準及び評価方法 (1) 有価証券 子会社株式及び関連会社株式 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左 (2) デリバティブ 同左 (3) たな卸資産 同左	1．資産の評価基準及び評価方法 (1) 有価証券 子会社株式及び関連会社株式 同左 その他有価証券 時価のあるもの 決算日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定） 時価のないもの 同左 (2) デリバティブ 同左 (3) たな卸資産 同左

前中間会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前事業年度 (自　平成18年4月1日 至　平成19年3月31日)
2．固定資産の減価償却の方法 (1) 有形固定資産 定率法 (ただし、型・治具については定額法、リース資産については契約期間に基づく定額法) 平成10年4月1日以降に取得した建物(建物附属設備を除く)については、定額法による。 〔主な耐用年数〕 建物　2年～53年 機械装置　2年～17年	2．固定資産の減価償却の方法 (1) 有形固定資産 定率法 (ただし、型・治具については定額法、リース資産については契約期間に基づく定額法) 平成10年4月1日以降に取得した建物(建物附属設備を除く)については、定額法による。 〔主な耐用年数〕 建物　2年～53年 機械装置　2年～17年 (会計方針の変更) 法人税法の改正に伴い、当中間会計期間より、平成19年4月1日以降に取得した有形固定資産について、改正後の法人税法に基づく減価償却の方法に変更している。 これによる損益に与える影響は軽微である。 (追加情報) 法人税法の改正に伴い、平成19年3月31日以前に取得した資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の5％に到達した事業年度の翌事業年度より、取得価額の5％相当額と備忘価額との差額を5年間にわたり均等償却し、減価償却費に含めて計上している。 これにより、営業利益、経常利益及び税引前中間純利益はそれぞれ718百万円減少している。	2．固定資産の減価償却の方法 (1) 有形固定資産 定率法 (ただし、型・治具については定額法、リース資産については契約期間に基づく定額法) 平成10年4月1日以降に取得した建物(建物附属設備を除く)については、定額法による。 〔主な耐用年数〕 建物　2年～53年 機械装置　2年～17年
(2) 無形固定資産 定額法 なお、ソフトウェア(自社利用分)については社内における利用可能期間(3～5年)に基づく定額法による。	(2) 無形固定資産 同左	(2) 無形固定資産 同左
3．引当金の計上基準 (1) 貸倒引当金 受取手形、売掛金等の債権に対する貸倒による損失に備えるため、一般債権については貸倒実績率等により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上している。	3．引当金の計上基準 (1) 貸倒引当金 同左	3．引当金の計上基準 (1) 貸倒引当金 同左

前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
――――――	(2) 役員賞与引当金 役員賞与の支出に備えて、当事業年度における支給見込額のうち当中間会計期間負担分を計上することとしている。 なお、当中間会計期間においては、合理的に見積もることが困難なことから計上していない。	(2) 役員賞与引当金 役員賞与の支出に備えて、当事業年度における支給見込額に基づき計上している。 （会計方針の変更） 当事業年度より、「役員賞与に関する会計基準」（企業会計基準第４号　平成17年11月29日）を適用している。 これにより、営業利益、経常利益及び税引前当期純利益は、それぞれ160百万円減少している。
(3) 製品保証引当金 保証書の約款に従い販売した製品のアフターサービスに対する費用の支出に備えるため、過去の実績を基礎にして計上している。	(3) 製品保証引当金 同左	(3) 製品保証引当金 同左
(4) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上している。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務期間以内の一定の年数（18年）による定額法により按分した額を、それぞれ発生の翌事業年度より費用処理することとしている。	(4) 退職給付引当金 同左	(4) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上している。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務期間以内の一定の年数（18年）による定額法により按分した額を、それぞれ発生の翌事業年度より費用処理することとしている。

前中間会計期間 （自　平成18年4月1日 至　平成18年9月30日）	当中間会計期間 （自　平成19年4月1日 至　平成19年9月30日）	前事業年度 （自　平成18年4月1日 至　平成19年3月31日）
――――――	(5) 役員退職慰労引当金 役員の退職慰労金の支出に備えるため、内規に基づく中間期末要支給額を計上している。 （会計方針の変更） 役員に対する退職慰労金は、従来は支出時の費用として処理していたが、「役員賞与に関する会計基準」（企業会計基準第4号　平成17年11月29日）により、役員賞与が引当金計上を含め費用処理されることとなったことをはじめ、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号　平成19年4月13日）の公表が契機となり、当中間会計期間より、内規に基づく中間期末要支給額を役員退職慰労引当金として計上する方法に変更した。 これにより、営業利益、経常利益は107百万円、税引前中間純利益は680百万円それぞれ減少している。	――――――
4．リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	4．リース取引の処理方法 同左	4．リース取引の処理方法 同左
5．ヘッジ会計の方法 (1) ヘッジ会計の方法 主として繰延ヘッジ処理を採用している。なお、為替予約については振当処理の要件を満たしている場合は振当処理を採用している。	5．ヘッジ会計の方法 (1) ヘッジ会計の方法 同左	5．ヘッジ会計の方法 (1) ヘッジ会計の方法 同左
(2) ヘッジ手段とヘッジ対象 ヘッジ手段：為替予約 ヘッジ対象：外貨建売掛金	(2) ヘッジ手段とヘッジ対象 同左	(2) ヘッジ手段とヘッジ対象 同左
(3) ヘッジ方針 外貨建取引に係る為替変動のリスクを回避する目的で外貨建売掛金について、為替予約取引を行っている。	(3) ヘッジ方針 同左	(3) ヘッジ方針 同左
(4) ヘッジ有効性評価の方法 ヘッジの期間中におけるヘッジ対象の時価変動の累計額とヘッジ手段の時価変動の累計額とを比較し、有効性の判定をしている。	(4) ヘッジ有効性評価の方法 同左	(4) ヘッジ有効性評価の方法 同左

前中間会計期間 (自 平成18年４月１日 至 平成18年９月30日)	当中間会計期間 (自 平成19年４月１日 至 平成19年９月30日)	前事業年度 (自 平成18年４月１日 至 平成19年３月31日)
６．その他中間財務諸表作成のための基本となる重要な事項 消費税等の会計処理方法 消費税等の会計処理は、税抜方式によっている。なお、仮払消費税等及び仮受消費税等は相殺し、相殺後の金額は流動資産の「その他」に含めて表示している。	６．その他中間財務諸表作成のための基本となる重要な事項 消費税等の会計処理方法 同左	６．その他財務諸表作成のための基本となる重要な事項 消費税等の会計処理方法 消費税等の会計処理は、税抜方式によっている。

中間財務諸表作成のための基本となる重要な事項の変更

前中間会計期間 (自 平成18年４月１日 至 平成18年９月30日)	当中間会計期間 (自 平成19年４月１日 至 平成19年９月30日)	前事業年度 (自 平成18年４月１日 至 平成19年３月31日)
(貸借対照表の純資産の部の表示に関する会計基準) 当中間会計期間より、「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第５号 平成17年12月９日)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第８号 平成17年12月９日)を適用している。 従来の資本の部の合計に相当する金額は294,391百万円である。 なお、中間財務諸表等規則の改正により、当中間会計期間における中間貸借対照表の純資産の部については、改正後の中間財務諸表等規則により作成している。	――――――	(貸借対照表の純資産の部の表示に関する会計基準) 当事業年度より、「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第５号 平成17年12月９日)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第８号 平成17年12月９日)を適用している。 従来の資本の部の合計に相当する金額は297,768百万円である。 なお、当事業年度における貸借対照表の純資産の部については、財務諸表等規則の改正に伴い、改正後の財務諸表等規則により作成している。
(役員賞与に関する会計基準) 当中間会計期間より「役員賞与に関する会計基準」(企業会計基準第４号 平成17年11月29日)を適用している。 なお、当中間会計期間においては、合理的に費用を見積もることが困難なことから費用計上していないため、影響額はない。	――――――	――――――

次へ

注記事項

（中間貸借対照表関係）

前中間会計期間末 （平成18年９月30日）	当中間会計期間末 （平成19年９月30日）	前事業年度末 （平成19年３月31日）
注(1) ※１ 有形固定資産に対する減価償却累計額　382,580百万円 注(2) 保証債務 銀行借入金他に対し債務保証を行っている。 従業員の住宅資金借入金　7,888百万円 注(3) ※２ 中間会計期間末日満期手形 中間会計期間末日満期手形の会計処理については、手形交換日をもって決済処理している。なお、当中間会計期間の末日は金融機関の休日であったため、次の中間会計期間末日満期手形が中間会計期間末残高に含まれている。 受取手形　339百万円	注(1) ※１ 有形固定資産に対する減価償却累計額　398,845百万円 注(2) 保証債務 銀行借入金他に対し債務保証を行っている。 従業員の住宅資金借入金　7,016百万円 注(3) ※２ 中間会計期間末日満期手形 中間会計期間末日満期手形の会計処理については、手形交換日をもって決済処理している。なお、当中間会計期間の末日は金融機関の休日であったため、次の中間会計期間末日満期手形が中間会計期間末残高に含まれている。 受取手形　195百万円	注(1) ※１ 有形固定資産に対する減価償却累計額　389,907百万円 注(2) 保証債務 銀行借入金他に対し債務保証を行っている。 従業員の住宅資金借入金　7,473百万円 注(3) ※２ 事業年度末日満期手形 事業年度末日満期手形の会計処理については、手形交換日をもって決済処理している。なお、当事業年度末日は金融機関の休日であったため、次の事業年度末日満期手形が事業年度末残高に含まれている。 受取手形　507百万円

（中間損益計算書関係）

前中間会計期間 （自 平成18年４月１日 至 平成18年９月30日）	当中間会計期間 （自 平成19年４月１日 至 平成19年９月30日）	前事業年度 （自 平成18年４月１日 至 平成19年３月31日）
注(1) ※１ 営業外収益の主要項目 受取利息　585百万円 ※２ 営業外費用の主要項目 支払利息　417百万円 ※３ 特別損失の主要項目 固定資産減損損失　1,845百万円 注(2) 減価償却実施額 有形固定資産　11,653百万円 無形固定資産　2,651 計　14,304	注(1) ※１ 営業外収益の主要項目 受取利息　989百万円 ※２ 営業外費用の主要項目 支払利息　440百万円 ※３ 特別損失の主要項目 過年度役員退職慰労引当金繰入額　572百万円 注(2) 減価償却実施額 有形固定資産　12,414百万円 無形固定資産　2,999 計　15,413	注(1) ※１ 営業外収益の主要項目 受取利息　1,331百万円 ※２ 営業外費用の主要項目 支払利息　848百万円 ※３ 特別損失の主要項目 固定資産減損損失　1,845百万円 注(2) 減価償却実施額 有形固定資産　24,387百万円 無形固定資産　5,432 計　29,819

前中間会計期間 (自 平成18年４月１日 至 平成18年９月30日)	当中間会計期間 (自 平成19年４月１日 至 平成19年９月30日)	前事業年度 (自 平成18年４月１日 至 平成19年３月31日)
注(3) 当社は当中間会計期間において、以下の資産グループについて減損損失を計上した。 場所 / 用途 / 種類 / 減損損失(百万円) 石川県白山市　計１件 / 賃貸用資産 / 土地 / 1,842 北海道千歳市等　計３件 / 遊休資産 / 土地、建物 / 2 当社は資産グループを事業用資産、遊休資産及び賃貸用資産に分類している。事業用資産においては減損の兆候がなかったが、継続的な地価の下落等により減損の兆候があった遊休資産、賃貸用資産について帳簿価額を回収可能価額まで減額し、当該減少額を固定資産減損損失（1,845百万円）として特別損失に計上した。 ※減損損失の内訳 賃貸用資産　（１件）1,842百万円 （内、土地1,842百万円） 遊休資産　（３件）　2百万円 （内、土地2百万円、建物0百万円） なお、遊休資産の回収可能価額は、正味売却価額により測定しており、土地及び建物については不動産鑑定基準に基づく鑑定評価額及び売買事例に基づく売却価額のほか、相続税評価額または固定資産税評価額に合理的な調整を行った価額により評価している。 また、賃貸用資産の回収可能価額は、正味売却価額及び使用価値により測定した価額のうち高い方の価額を回収可能価額としている。正味売却価額の評価方法は遊休資産の場合と同様であり、使用価値については、将来キャッシュ・フローを3.8%で割り引いて算定している。	注(3)　――――	注(3) 当社は当事業年度において、以下の資産グループについて減損損失を計上した。 場所 / 用途 / 種類 / 減損損失(百万円) 石川県白山市　計１件 / 賃貸用資産 / 土地 / 1,842 北海道千歳市等　計３件 / 遊休資産 / 土地、建物 / 2 当社は資産グループを事業用資産、遊休資産及び賃貸用資産に分類している。事業用資産においては減損の兆候がなかったが、継続的な地価の下落等により減損の兆候があった遊休資産、賃貸用資産について帳簿価額を回収可能価額まで減額し、当該減少額を固定資産減損損失（1,845百万円）として特別損失に計上した。 ※減損損失の内訳 賃貸用資産　（１件）1,842百万円 （内、土地1,842百万円） 遊休資産　（３件）　2百万円 （内、土地2百万円、建物0百万円） なお、遊休資産の回収可能価額は、正味売却価額により測定しており、土地及び建物については不動産鑑定基準に基づく鑑定評価額及び売買事例に基づく売却価額のほか、相続税評価額または固定資産税評価額に合理的な調整を行った価額により評価している。 また、賃貸用資産の回収可能価額は、正味売却価額及び使用価値により測定した価額のうち高い方の価額を回収可能価額としている。正味売却価額の評価方法は遊休資産の場合と同様であり、使用価値については、将来キャッシュ・フローを3.8%で割り引いて算定している。

（中間株主資本等変動計算書関係）

前中間会計期間（自　平成18年４月１日　至　平成18年９月30日）

自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当中間会計期間増加株式数（千株）	当中間会計期間減少株式数（千株）	当中間会計期間末株式数（千株）
普通株式（注）	425	24	－	449
合計	425	24	－	449

（注）普通株式の自己株式の株式数の増加は、単元未満株式の買い取りによるものである。

当中間会計期間（自　平成19年４月１日　至　平成19年９月30日）

自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当中間会計期間増加株式数（千株）	当中間会計期間減少株式数（千株）	当中間会計期間末株式数（千株）
普通株式（注）	484	45	－	530
合計	484	45	－	530

（注）普通株式の自己株式の株式数の増加は、単元未満株式の買い取りによるものである。

前事業年度（自　平成18年４月１日　至　平成19年３月31日）

自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当事業年度増加株式数（千株）	当事業年度減少株式数（千株）	当事業年度末株式数（千株）
普通株式（注）	425	59	－	484
合計	425	59	－	484

（注）普通株式の自己株式の株式数の増加は、単元未満株式の買い取りによるものである。

次へ

（リース取引関係）

〈借主側〉

前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額	１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額	１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

前中間会計期間

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
工具器具備品	3,767	2,684	1,082
合計	3,767	2,684	1,082

当中間会計期間

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
工具器具備品	3,265	1,827	1,437
合計	3,265	1,827	1,437

前事業年度

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
工具器具備品	3,521	1,925	1,596
合計	3,521	1,925	1,596

前中間会計期間	当中間会計期間	前事業年度
(2) 未経過リース料中間期末残高相当額 １年内　598百万円 １年超　540 合計　1,139	(2) 未経過リース料中間期末残高相当額 １年内　527百万円 １年超　947 合計　1,474	(2) 未経過リース料期末残高相当額 １年内　622百万円 １年超　1,009 合計　1,631
(3) 当中間期の支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　479百万円 減価償却費相当額　455 支払利息相当額　22	(3) 当中間期の支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　378百万円 減価償却費相当額　352 支払利息相当額　26	(3) 支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　923百万円 減価償却費相当額　870 支払利息相当額　54
(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし残存価額を零とする定額法によっている。	(4) 減価償却費相当額の算定方法 同左	(4) 減価償却費相当額の算定方法 同左
(5) 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっている。	(5) 利息相当額の算定方法 同左	(5) 利息相当額の算定方法 同左

〈貸主側〉

前中間会計期間
（自　平成18年４月１日
至　平成18年９月30日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額、減価償却累計額及び中間期末残高

	取得価額（百万円）	減価償却累計額（百万円）	中間期末残高（百万円）
リース資産（車両運搬具）	15	13	2
合計	15	13	2

(2) 未経過リース料中間期末残高相当額

１年内	1百万円
１年超	―
合計	1

(3) 当中間期の受取リース料、減価償却費及び受取利息相当額

受取リース料	1百万円
減価償却費	1
受取利息相当額	0

(4) 利息相当額の算定方法

リース料総額と見積残存価額の合計額からリース物件の購入価額を控除した額を利息相当額とし、各期への配分方法については、利息法によっている。

当中間会計期間
（自　平成19年４月１日
至　平成19年９月30日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) ――――――

(2) ――――――

(3) 当中間期の受取リース料、減価償却費及び受取利息相当額

受取リース料	0百万円
減価償却費	0
受取利息相当額	0

(4) 利息相当額の算定方法

同左

前事業年度
（自　平成18年４月１日
至　平成19年３月31日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額、減価償却累計額及び期末残高

	取得価額（百万円）	減価償却累計額（百万円）	期末残高（百万円）
リース資産（車両運搬具）	5	4	0
合計	5	4	0

(2) 未経過リース料期末残高相当額

１年内	0百万円
１年超	―
合計	0

(3) 受取リース料、減価償却費及び受取利息相当額

受取リース料	2百万円
減価償却費	2
受取利息相当額	0

(4) 利息相当額の算定方法

同左

次へ

（有価証券関係）

前中間会計期間末（平成18年９月30日）

子会社株式及び関連会社株式で時価のあるもの

	中間貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
子会社株式	948	1,955	1,007
関連会社株式	731	2,202	1,470
合計	1,679	4,157	2,477

当中間会計期間末（平成19年９月30日）

子会社株式及び関連会社株式で時価のあるもの

	中間貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
子会社株式	948	5,465	4,517
関連会社株式	731	2,339	1,607
合計	1,679	7,804	6,125

前事業年度末（平成19年３月31日）

子会社株式及び関連会社株式で時価のあるもの

	貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
子会社株式	948	2,812	1,863
関連会社株式	731	2,195	1,464
合計	1,679	5,007	3,328

（一株当たり情報）

一株当たり情報については、中間連結財務諸表を作成しているため、記載を省略している。

（重要な後発事象）

該当事項はない。

(2) 【その他】

平成19年10月31日開催の取締役会において、当期中間配当に関し、次のとおり決議した。

① 中間配当による配当金の総額・・・・・・・・・・2,870百万円

② 1株当たりの金額・・・・・・・・・・・・・・・・5円

③ 支払請求の効力発生日及び支払開始日・・・・・平成19年11月26日

(注) 平成19年9月30日現在の株主名簿及び実質株主名簿に記載された株主に対し、支払いを行う。

第６【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出している。

(1)有価証券報告書及びその添付書類
事業年度（第95期）（自　平成18年４月１日　至　平成19年３月31日）
平成19年６月26日関東財務局長に提出

(2)有価証券報告書の訂正報告書
訂正報告書（上記(1) 有価証券報告書の訂正報告書）を平成19年９月13日関東財務局長に提出

第二部【提出会社の保証会社等の情報】

該当事項はない。

独立監査人の中間監査報告書

平成18年12月19日

日野自動車株式会社

取締役会　御中

あらた監査法人

代表社員
業務執行社員　公認会計士　中村　明彦

業務執行社員　公認会計士　出口　眞也

業務執行社員　公認会計士　大場　康史

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている日野自動車株式会社の平成18年４月１日から平成19年３月31日までの連結会計年度の中間連結会計期間（平成18年４月１日から平成18年９月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結株主資本等変動計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、日野自動車株式会社及び連結子会社の平成18年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成18年４月１日から平成18年９月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（※）　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

独立監査人の中間監査報告書

平成19年12月19日

日野自動車株式会社

取締役会　御中

あらた監査法人

指定社員
業務執行社員　公認会計士　北川　哲雄

指定社員
業務執行社員　公認会計士　出口　眞也

指定社員
業務執行社員　公認会計士　大場　康史

当監査法人は、金融商品取引法第193条の２第１項の規定に基づく監査証明を行うため、「経理の状況」に掲げられている日野自動車株式会社の平成19年４月１日から平成20年３月31日までの連結会計年度の中間連結会計期間（平成19年４月１日から平成19年９月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結株主資本等変動計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、日野自動車株式会社及び連結子会社の平成19年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成19年４月１日から平成19年９月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

追記情報

中間連結財務諸表作成のための基本となる重要な事項に記載されているとおり、会社は当中間連結会計期間より役員退職慰労引当金を計上している。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　　上

（※）　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

独立監査人の中間監査報告書

平成18年12月19日

日野自動車株式会社

取締役会　御中

あらた監査法人

代表社員 業務執行社員	公認会計士	中村　明彦
業務執行社員	公認会計士	出口　眞也
業務執行社員	公認会計士	大場　康史

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている日野自動車株式会社の平成18年４月１日から平成19年３月31日までの第95期事業年度の中間会計期間（平成18年４月１日から平成18年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表、中間損益計算書及び中間株主資本等変動計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、日野自動車株式会社の平成18年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成18年４月１日から平成18年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　　上

（※）　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

独立監査人の中間監査報告書

平成19年12月19日

日野自動車株式会社

取締役会　御中

あらた監査法人

指定社員 業務執行社員	公認会計士	北川　哲雄
指定社員 業務執行社員	公認会計士	出口　眞也
指定社員 業務執行社員	公認会計士	大場　康史

当監査法人は、金融商品取引法第193条の２第１項の規定に基づく監査証明を行うため、「経理の状況」に掲げられている日野自動車株式会社の平成19年４月１日から平成20年３月31日までの第96期事業年度の中間会計期間（平成19年４月１日から平成19年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表、中間損益計算書及び中間株主資本等変動計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、日野自動車株式会社の平成19年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成19年４月１日から平成19年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　　上

（※）　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

Certification

December 20, 2007

Hino Motors, Ltd.

President, Member of the Board and Executive Officer Shoji Kondo

Based on my review of Hino Motors Ltd.'s FY3/08 Semi-Annual Report (April 1, 2007 through September 30, 2007), I confirm that this report neither contains any untrue statement concerning any material facts nor omits any material facts.
I have confirmed the following internal controls and procedures to ensure this FY3/08 semi-annual report is properly compiled:

1. Disclosure controls and procedures are in place to ensure that material information important to the company is made known to management based on a clear rules and procedures governing timely disclosure.
2. Any changes in this semi-annual financial reporting are reasonable following full explanation for the changes from relevant departments.
3. The effectiveness and appropriateness of the company's internal controls by its internal audit department has been evaluated, and a system in which significant information relating to internal controls is made known to us is in place.

I, Shoji Kondo, hereby certify that this document is no different from the original text.

December 20, 2007

1-1 Hinodai 3-chome, Hino-shi, Tokyo

Hino Motors, Ltd.

President, Member of the Board and Executive Officer **Shoji Kondo**

1205

19.12.25

確認書

平成19年12月20日

日野自動車株式会社

取締役社長 近藤詔治

私は、当社の平成19年4月1日から平成20年3月31日までの第96期事業年度の中間会計期間（平成19年4月1日から平成19年9月30日まで）に係る半期報告書に記載した事項について確認したところ、全ての重要な点において虚偽の記載及び記載すべき事項の記載漏れはありません。

私は当該半期報告書を適正に作成するための社内体制・手続きについて以下を確認いたしました。

1．適時開示に対する報告体制・手続きについて、重要情報開示ルールが明確化され、重要な開示情報が経営者に報告される体制が整備されていること。
2．半期報告書の記載内容の変動項目について、作成担当部署より、その理由の説明を受け変動が合理的であること。
3．内部監査部門が内部統制機能の適切性や有効性を評価しており、内部統制上の重要事項について経営者に報告する体制が整備されていること。

以上

本書は原本と相違ないことを証明いたします。

平成19年12月20日

END

東京都日野市日野台三丁目1番地1
日野自動車株式会社
代表取締役 近藤詔治